Exhibit 99.2

GLASS HOUSE BRANDS INC.

- and -

ODYSSEY TRUST COMPANY

WARRANT INDENTURE

Providing for the Issue of up to

11,000,000 Share Purchase Warrants

August 31, 2022

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TABLE OF CONTENTS

(continued)

  Page

3.12	Accounting and Recording	30
3.13	[Reserved]	30
3.14	Securities Restrictions	30

ARTICLE 4 COVENANTS		30

4.1	General Covenants of the Company	30
4.2	Securities Qualification Requirements	31
4.3	Warrant Agent’s Remuneration and Expenses	32
4.4	[Reserved]	32
4.5	Performance of Covenants by Warrant Agent	32

ARTICLE 5 ENFORCEMENT		32

5.1	Suits by Warrantholders	32
5.2	Suits by the Company	32
5.3	Limitation of Liability	33
5.4	Waiver of Default	33

ARTICLE 6 MEETINGS OF WARRANTHOLDERS		33

6.1	Right to Convene Meetings	33
6.2	Notice	34
6.3	Chairman	34
6.4	Quorum	34
6.5	Power to Adjourn	34
6.6	Show of Hands	34
6.7	Poll and Voting	35
6.8	Regulations	35
6.9	Company, Warrant Agent and Counsel may be Represented	35
6.10	Powers Exercisable by Extraordinary Resolution	36
6.11	Meaning of “Extraordinary Resolution”	37
6.12	[Reserved]	37
6.13	Powers Cumulative	37
6.14	Minutes	37
6.15	Instruments in Writing	38
6.16	Binding Effect of Resolutions	38
6.17	Holdings by the Company or Subsidiaries of the Company Disregarded	38

ARTICLE 7 SUPPLEMENTAL INDENTURES AND SUCCESSOR COMPANIES		39

7.1	Provision for Supplemental Indentures for Certain Purposes	39
7.2	Successor Companies	39

ARTICLE 8 CONCERNING THE WARRANT AGENT		40

8.1	Indenture Legislation	40
8.2	Rights and Duties of Warrant Agent	40
8.3	Evidence, Experts and Advisers	41
8.4	Securities, Documents and Monies Held by Warrant Agent	42
8.5	Actions by Warrant Agent to Protect Interests	42

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TABLE OF CONTENTS

(continued)

  Page

8.6	Warrant Agent not Required to Give Security	42
8.7	Protection of Warrant Agent	43
8.8	Replacement of Warrant Agent	44
8.9	Acceptance of Duties and Obligations	45
8.10	Warrant Agent not to be Appointed Receiver	45
8.11	Authorization to Carry on Business	45
8.12	Securities and Exchange Commission Certification	45

ARTICLE 9 GENERAL		46

9.1	Notice to the Company and the Warrant Agent	46
9.2	Notice to the Warrantholders	47
9.3	Force Majeure	48
9.4	Privacy	48
9.5	Third Party Interests	48
9.6	Discretion of Directors	49
9.7	Satisfaction and Discharge of Indenture	49
9.8	Severability	49
9.9	Provisions of Indenture and Warrants for the Sole Benefit of Parties and Warrantholders	49
9.10	Indenture to Prevail	49
9.11	Assignment	49
9.12	Counterparts and Formal Date	50

Schedule A Form of Warrant Certificate	A-1

Schedule B Form of U.S. Purchaser Certification Upon Exercise of Warrants	B-1

Schedule C Form of Declaration for Removal of Legend	C-1

Schedule D Qualified Institutional Buyer Letter	D-1

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THIS WARRANT INDENTURE dated as of August 31, 2022 (the “Closing Date”)

B E T W E E N :

GLASS HOUSE BRANDS INC.

a corporation incorporated under the laws of British Columbia

(hereinafter called the “Company”)

A N D

ODYSSEY TRUST COMPANY

a trust company incorporated under the laws of Alberta

(hereinafter called the “Warrant Agent”)

RECITALS

WHEREAS:

A.	GH Group, Inc., the Company’s partially owned indirect U.S. subsidiary (“GH Group”), proposes to issue by way of a non-brokered private placement offering up to 55,000 shares of Series B Preferred Stock (the “Preferred Shares”) at a price of US$1,000 per Preferred Share, which may be paid in cash or in the form of an exchange of GH Group’s Series A Preferred Stock;

B.	in connection therewith, the Company proposes to issue an aggregate of up to 11,000,000 Warrants (as defined herein) under this Indenture to its direct subsidiary by way of additional capital contribution, which in turn will contribute such Warrants to GH Group by way of additional capital contribution to permit GH Group to deliver Warrants to the purchasers of the Preferred Shares on the basis of 200 Warrants for each Preferred Share;

C.	each Warrant entitles the holder thereof to acquire one Warrant Share (as defined herein) until the Time of Expiry (as defined herein) at a price of US$5.00, subject to adjustment and acceleration as set out herein;

D.	for such purpose, the Company deems it necessary to create and issue Warrants and Warrant Certificates to be constituted and issued in the manner hereinafter set forth;

E.	the Company is duly authorized to create and issue the Warrants to be issued as set out herein;

F.	all things necessary have been done and performed to make the Warrants, when Authenticated (as defined herein) or certified by the Warrant Agent and issued as provided in this Indenture, a legal, valid and a binding obligation of the Company subject to the terms of this Indenture;

G.	the foregoing recitals are made as statements of fact by the Company and not by the Warrant Agent; and

H.	the Warrant Agent has agreed to enter into this Indenture and to hold all rights, interests and benefits contained herein for and on behalf of those persons who become holders of Warrants issued pursuant to this Indenture from time to time;

NOW THEREFORE THIS INDENTURE WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged, the Company hereby appoints the Warrant Agent as warrant agent to hold the rights, interests and benefits contained herein for and on behalf of those persons who from time to time become the holders of Warrants issued pursuant to this Indenture and it is hereby agreed and declared as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Indenture, unless there is something in the subject matter or context inconsistent therewith:

“Acceleration Right” means the right of the Company to accelerate the Time of Expiry to the Early Expiry Date if, at any time following the Closing Date, the Early Expiry Event occurs;

“Accredited Investor” means an “accredited investor” as defined in Rule 501(a) of Regulation D;

“Applicable Legislation” means the provisions of the statutes of Canada and its provinces and the regulations under those statutes relating to warrant indentures and/or the rights, duties or obligations of issuers and warrant agents under warrant indentures as are from time to time in force and applicable to this Indenture;

“Approved Bank” has the meaning ascribed to that term in Section 8.4;

“Authenticated” means (a) with respect to the issuance of a Warrant Certificate, one which has been duly signed by the Company or on which the signatures of the Company have been printed, lithographed or otherwise mechanically reproduced and authenticated by manual signature of an authorized officer of the Warrant Agent, and (b) with respect to the issuance of an Uncertificated Warrant, one in respect of which the Warrant Agent has completed all Internal Procedures such that the particulars of such Uncertificated Warrant are entered in the register of Warrantholders, and “Authenticate”, “Authenticating” and “Authentication” have the appropriate correlative meanings;

“Beneficial Owner” means a person that has a beneficial interest in a Warrant;

“Beneficial Ownership Limitation” has the meaning ascribed to that term in Section 3.13;

“Bloomberg” means Bloomberg, L.P.;

“Book-Based System” means the book-based securities system administered by CDS in accordance with its operating rules and procedures in force from time to time;

“Business Day” means a day that is not a Saturday, Sunday, or a day on which commercial banks are closed or which is a civic or statutory holiday in the City of Los Angeles, California or the City of Vancouver, British Columbia; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in the State of California and the Province of British Columbia generally are open for use by customers on such day;

“Canadian Offering Jurisdictions” means each of the Provinces of Canada, except for Québec;

“Capital Reorganization” has the meaning ascribed to that term in subsection 2.16(4); “cashless exercise” has the meaning ascribed to that term in subsection 3.4(1)

“CDS” means CDS Clearing and Depository Services Inc. and its successors in interest;

“CDS Participant” means a person recognized by CDS as a participant;

“Closing Date” has the meaning ascribed to that term in the preamble to this Indenture;

“Closing Sale Price” means, for any security as of any date, the last closing trade price for such security on the NEO Exchange, as reported by Bloomberg, or, if the NEO Exchange begins to operate on an extended hours basis and does not designate the closing trade price, then the last trade price of such security prior to 4:00:00 p.m., Toronto time, as reported by Bloomberg, or, if the NEO Exchange is not the principal securities exchange or trading market for such security, the last trade price of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing does not apply, the last trade price of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no last trade price is reported for such security by Bloomberg, the average of the ask prices of any market makers for such security as reported in The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices). If the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Sale Price of such security on such date shall be the fair market value as determined by the Company; provided that if Bloomberg reports the price of the Subordinate Voting Shares in Canadian dollars and not in United States dollars then the reported price shall be converted into United States dollars using the Bank of Canada exchange rate reported for the date of determination. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during such period;

“Underlying Share Reorganization” has the meaning ascribed to that term in subsection 2.16(1);

“Company” means Glass House Brands Inc., a corporation incorporated under the laws of British Columbia, and its lawful successors from time to time;

“Company’s Auditors” means the chartered (professional) accountant or firm of chartered (professional) accountants duly appointed as auditor or auditors of the Company from time to time;

“Confirmation” means that CDS shall deliver to the Warrant Agent confirmation of its intention to exercise Warrants in a manner acceptable to the Warrant Agent, including by electronic means through the Book- Based System;

“Convertible Securities” means any stock or other security (other than Options) that is at any time and under any circumstances, directly or indirectly, convertible into, exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any Underlying Shares;

“counsel” means a barrister and solicitor or lawyer or a firm of barristers and solicitors or lawyers (who may be counsel to the Company), in both cases acceptable to the Warrant Agent;

“Current Market Price” means, at any date, the volume weighted average price (“VWAP”) per share at which the Subordinate Voting Shares have traded:

(a)	on the NEO Exchange;

(b)	if the Subordinate Voting Shares are not listed on the NEO Exchange, on any stock exchange upon which the Subordinate Voting Shares are listed as may be selected for this purpose by the board of directors of the Company, acting reasonably; or

(c)	if the Subordinate Voting Shares are not listed on any stock exchange, on any over-the- counter market on which the Subordinate Voting Shares are trading, as may be selected for this purpose by the board of directors of the Company, acting reasonably;

during the 10 consecutive trading days (on each of which at least 100 Subordinate Voting Shares are traded in board lots) ending the third trading day before such date and the weighted average price shall be determined by dividing the aggregate sale price of all Subordinate Voting Shares sold in board lots on the exchange or market, as the case may be, during the 10 consecutive trading days by the number of Subordinate Voting Shares sold or, if not traded on any recognized exchange or market, as determined by the directors of the Company, acting reasonably;

“director” means a member of the board of directors of the Company for the time being, and unless otherwise specified herein, reference to “action by the board of directors” means action by the board of directors of the Company as a board or, whenever duly empowered, action by a committee of the board;

“DRS” means the direct registration system of the Warrant Agent;

“Early Expiry Date” means the date that is 30 calendar days following the date the Company delivers the Early Expiry Notice;

“Early Expiry Event” means at any time following the Closing Date, the Closing Sale Price being equal to or greater than 240% of the then-applicable Exercise Price for a period of 10 trading days out of a period of any 15 consecutive trading days;

“Early Expiry Notice” means a written notice from the Company to the Warrant Agent and each holder of the Warrants sent within ten (10) Business Days following such Early Expiry Event pursuant to Section 9.2, advising that all of the preconditions to the exercise of the Acceleration Right have been met and the Acceleration Right has been exercised by the Company;

“Eligible Market” means the NEO Exchange, the Canadian Securities Exchange, the Toronto Stock Exchange, the New York Stock Exchange, the NYSE American, the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market or the OTCQX.

“Exchange Basis” means, at any time, the number of Warrant Shares or other classes of shares or securities which a Warrantholder is entitled to receive upon the exercise of the rights attached to the Warrants pursuant to the terms of this Indenture, as the number may be adjusted pursuant to Section 2.16 hereof, such number being equal to one Warrant Share per Warrant as of the date hereof;

“Exercise Date” with respect to any Warrant means the Business Day on which such Warrant is duly surrendered for exercise, together with payment of the applicable Exercise Price, in accordance with the provisions of Article 3 hereof;

“Exercise Notice” has the meaning ascribed to that term in Section 3.2(6);

“Exercise Price” at any time means the price at which a whole Warrant Share may be purchased by the exercise of a whole Warrant, which is initially US$5.00 per Warrant Share, payable in immediately available United States funds, subject to adjustment in accordance with this Indenture;

“extraordinary resolution” has the meaning ascribed to that term in Sections 6.11 and 6.15;

“Governing Documents” means the Company’s notice of articles and articles of incorporation, as the same may be amended from time to time.

“Internal Procedures” means in respect of the making of any one or more entries to, changes in or deletions of any one or more entries in the register at any time (including without limitation, original issuance or registration of transfer of ownership) the minimum number of the Warrant Agent’s internal procedures customary at such time for the entry, change or deletion made to be complete under the operating procedures followed at the time by the Warrant Agent;

“Limited Voting Shares” means limited voting shares in the capital of the Company.

“NCI” has the meaning ascribed to that term in subsection 2.15(1);

"NEO Exchange" means NEO Exchange Inc., or any successor thereto;

“Offering” means the issue and sale of up to 11,000,000 Warrants in a non-brokered private placement, including one or more closings;

“Options” means any rights, warrants or options to subscribe for or purchase Underlying Shares or Convertible Securities;

“person” means an individual, a corporation, a partnership, a syndicate, a trustee or any unincorporated organization and words importing persons that are intended to have a similarly extended meaning;

“Preferred Shares” has the meaning ascribed to such term in the recitals of this Indenture;

“Qualified Institutional Buyer” means a “qualified institutional buyer” as defined in Rule 144A;

“Qualified Institutional Buyer Letter” means the Qualified Institutional Buyer Letter substantially in the form attached hereto as Schedule D.

“Registered Warrantholders” means the persons who are registered owners of Warrants as such names appear on the register, and for greater certainty, shall include CDS as well as the holders of Uncertificated Warrants appearing on the register of the Warrant Agent;

“Regulation D” means Regulation D as promulgated under the U.S. Securities Act;

“Regulation S” means Regulation S as promulgated under the U.S. Securities Act;

“Restricted Voting Shares” means restricted voting shares in the capital of the Company.

“Rights Offering” has the meaning ascribed to that term in subsection 2.16(2);

“Rights Offering Price” has the meaning ascribed to that term in subsection 2.17(8);

“Rule 144A” means Rule 144A as promulgated under the U.S. Securities Act;

“SEC” has the meaning ascribed to that term in Section 8.12(2);

“Securities Laws” means, collectively, the applicable securities laws of each of the Canadian Offering Jurisdictions, the United States and each of the states of the United States, as applicable, and the respective regulations made and forms prescribed thereunder together with all applicable published rules, policy statements, notices and blanket orders and rulings of the securities commissions or similar regulatory authorities in each of the Canadian Offering Jurisdictions;

“shareholder” means an owner of record of one or more Underlying Shares or shares of any other class or series of the Company;

“Special Distribution” has the meaning ascribed to that term in subsection 2.16(3);

“Subordinate Voting Shares” means subordinate voting shares in the capital of the Company.

“Subsidiary” means a corporation, a majority of the outstanding voting shares of which are owned, directly or indirectly, by the Company or by one or more subsidiaries of the Company and, as used in this definition, “voting shares” means shares of a class or classes ordinarily entitled to vote for the election of the majority of the directors of a corporation irrespective of whether or not shares of any other class or classes shall have or might have the right to vote for directors by reason of the happening of any contingency;

“successor company” has the meaning ascribed to that term in Section 7.2;

“this Indenture”, “herein”, “hereby” and similar expressions mean or refer to this warrant indenture and any indenture, deed or instrument supplemental or ancillary hereto; and the expressions “Article”, “section”, “subsection” or “paragraph” followed by a number or letter mean and refer to the specified Article, section, subsection or paragraph of this Indenture;

“Time of Expiry” means 5:00 p.m. (Toronto time) on August 31, 2027;

“trading day” means, as applicable, (x) with respect to all price or trading volume determinations relating to the Subordinate Voting Shares, any day on which the Subordinate Voting Shares are traded on the NEO Exchange, or, if the NEO Exchange is not the principal trading market for the Subordinate Voting Shares, then on the principal securities exchange or securities market on which the Subordinate Voting Shares are then traded, provided that “trading day” shall not include any day on which the Subordinate Voting Shares are scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Subordinate Voting Shares are suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., Toronto time) or (y) with respect to all determinations other than price or trading volume determinations relating to the Subordinate Voting Shares, any day on which the NEO Exchange (or any successor thereto) is open for trading of securities;

“transaction instruction” means a written order signed by the holder or CDS, entitled to request that one or more actions be taken, or such other form as may be reasonably acceptable to the Warrant Agent, requesting one or more such actions to be taken in respect of an Uncertificated Warrant;

“Uncertificated Warrant” means any Warrant which is issued under the Book-Based System or a Warrant which is not evidenced by a Warrant Certificate;

“Underlying Shares” means Subordinate Voting Shares, Restricted Voting Shares and Limited Voting Shares; provided that upon exercise of a Warrant the holder thereof shall be entitled to receive either Subordinate Voting Shares or Restricted Voting Shares, in accordance with the Governing Documents. All or a portion of any Restricted Voting Shares deliverable upon exercise of a Warrant may be automatically converted into Limited Voting Shares in accordance with the terms of the Restricted Voting Shares as set forth in the Governing Documents.

“United States” means the United States of America, its territories and possessions, any state of the United States, or any political subdivision thereof, and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Person” means a U.S. person as that term is defined in Rule 902(k) of Regulation S;

“U.S. Purchaser Letter” means U.S. Purchaser letter in substantially the form attached hereto as Schedule B;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“U.S. Warrantholder” means any Warrantholder that (a) is a U.S. Person, or (b) acquired Warrants (i) in the United States or (ii) for the account or benefit of a U.S. Person or a person in the United States;

“Warrant Agent” means Odyssey Trust Company, a trust company incorporated under the laws of Alberta or any lawful successor thereto including through the operation of Section 8.8;

“Warrant Certificates” means the certificates representing Warrants substantially in the form attached as Schedule A hereto or such other form as may be approved by the Company and the Warrant Agent;

“Warrant Shares” means the Underlying Shares or other securities or property issuable upon the exercise of the Warrants as a result of any adjustment to the subscription rights pursuant to Section 2.16 hereof;

“Warrantholders” or “holders” means the persons whose names are entered for the time being in the register maintained pursuant to Section 2.11;

“Warrantholders’ Request” means an instrument, signed in one or more counterparts by Warrantholders representing, in the aggregate, at least 25% of the aggregate number of Warrants then outstanding, which requests the Warrant Agent to take some action or proceeding specified therein;

“Warrants” means whole purchase warrants of the Company issued and Authenticated hereunder as Uncertificated Warrants or to be issued and countersigned in the form of Warrant Certificates, in either case, entitling the holders thereof to purchase Warrant Shares on the basis of one Warrant Share for each whole Warrant upon payment of the Exercise Price at any time prior to the Time of Expiry; provided that in each case the number and/or class of shares or securities receivable on the exercise of the Warrants may be subject to increase or decrease or change in accordance with the terms and provisions hereof; and

“written direction of the Company”, “written request of the Company”, “written consent of the Company” and “certificate of the Company” and any other document required to be signed by the Company, means, respectively, a written direction, request, consent, certificate or other document signed in the name of the Company by any executive officer or director and may consist of one or more instruments so executed.

1.2	Words Importing the Singular

Unless elsewhere otherwise expressly provided, or unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing the masculine gender include the feminine and neuter genders.

1.3	Interpretation not Affected by Headings

The division of this Indenture into Articles, sections, subsections and paragraphs, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture.

1.4	Day not a Business Day

If any day on or before which any action or notice is required or permitted to be taken or given hereunder is not a Business Day, then such action or notice shall be required or permitted to be taken or given on or before the requisite time on the next succeeding day that is a Business Day.

1.5	Time of the Essence

Time shall be of the essence in all respects of this Indenture and the Warrants issued hereunder.

1.6	Governing Law

This Indenture and the Warrants issued hereunder shall be construed and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and shall be treated in all respects as British Columbia contracts.

1.7	Meaning of “outstanding” for Certain Purposes

Every Warrant Authenticated or certified by the Warrant Agent hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Warrant Agent for cancellation, exercised pursuant to Section 3.1 or until the Time of Expiry; provided that where a new Warrant Certificate has been issued pursuant to Section 2.6 hereof to replace one which is lost, mutilated, stolen or destroyed, the Warrants represented by only one of such Warrant Certificates shall be counted for the purpose of determining the aggregate number of Warrants outstanding.

1.8	Currency

Unless otherwise stated, all dollar amounts referred to in this Indenture are in United States dollars.

1.9	Termination

This Indenture shall continue in full force and effect until the earlier of: (a) the Time of Expiry; and (b) the date that no Warrants are outstanding hereunder; provided that this Indenture shall continue in effect thereafter, if applicable, until the Company and the Warrant Agent have fulfilled all of their respective obligations under this Indenture.

ARTICLE 2

ISSUE OF WARRANTS

2.1	Issue of Warrants

Up to a maximum of 11,000,000 Warrants are hereby created and authorized to be issued hereunder entitling the registered holders thereof to acquire an aggregate of 11,000,000 Warrant Shares (subject to adjustment in accordance with Section 2.16) at the Exercise Price upon the terms and conditions herein set forth. Uncertificated Warrants shall be Authenticated by the Warrant Agent and Uncertificated Warrants registered in the name of CDS will be deposited in CDS and Warrant Certificates evidencing the Warrants, if any, shall be executed by the Company, certified by or on behalf of the Warrant Agent and delivered by the Warrant Agent, as applicable, all in accordance with a written direction of the Company and sections 2.3 and 2.4. Subject to adjustment in accordance with the provisions of this Indenture, each of the Warrants issued hereunder shall entitle the holder thereof to receive from the Company, at the Exercise Price, the number of Warrant Shares equal to the Exchange Basis in effect on the Exercise Date.

2.2	Form and Terms of Warrants

(1)	The Warrants may be issued in either certificated or uncertificated form.

(2)            All Warrants issued in certificated form shall be evidenced by a Warrant Certificate substantially in the form attached as Schedule A hereto and dated as of the date of issue, subject to the provisions of this Indenture, with such additions, variations and changes as may be required or permitted by the terms of this Indenture, and to give effect to any Warrants not being issued as Uncertificated Warrants, and which may from time to time be agreed upon by the Warrant Agent and the Company, and shall have such distinguishing letters and numbers as the Company may, with the approval of the Warrant Agent, prescribe. Except as hereinafter provided in this Article 2, all Warrants shall, save as to denominations, be of like tenor and effect. The Warrant Certificates may be engraved, printed, lithographed, photocopied or be partially in one form or another, as the Company may determine. No change in the form of the Warrant Certificate shall be required by reason of any adjustment made pursuant to this Article 2 in the number and/or class of securities or type of securities that may be acquired pursuant to the exercise of Warrants.

(3)            All Warrants issued, sold or transferred to a U.S. Warrantholder in certificated form must bear the applicable legend as set forth in subsections 2.7(2) and 2.7(3).

(4)            Each Warrant authorized to be issued hereunder shall, subject to the Acceleration Right, entitle the registered holder thereof to acquire (subject to sections 2.16, 2.17 and 2.18) upon due exercise and upon the transaction instruction or due execution of the exercise form endorsed on the Warrant Certificate, as applicable, or other instrument of exercise in such form as the Warrant Agent and/or the Company may from time to time prescribe and upon payment of the Exercise Price, one Warrant Share or such other kind and amount of shares or securities or property, calculated pursuant to the provisions of sections 2.16 and 2.17, as the case may be, at any time after the date of issuance of such Warrants and prior to the Time of Expiry, in accordance with the provisions of this Indenture.

(5)            Fractional Warrants shall not be issued or otherwise provided for and shall be disregarded for all purposes and no cash amount will be payable in lieu thereof. If the exercise of any Warrant would result in a fraction of an Underlying Share being issued to any person, any such fraction shall be rounded down to the next whole number of Underlying Shares and no cash amount will be payable in lieu thereof.

(6)            Neither the Company nor the Warrant Agent shall have any obligation to deliver Warrant Shares upon the exercise of any Warrant if the person to whom such Warrant Shares are to be delivered is a resident of a country or political subdivision thereof in which the Warrant Shares may not lawfully be issued pursuant to applicable securities legislation. The Company or the Warrant Agent may require any person to provide proof of an applicable exemption from such securities legislation to the Company and Warrant Agent before Warrant Shares are delivered pursuant to the exercise of any Warrant.

(7)            If, after the Closing Date, the Early Expiry Event shall occur, the Company shall be entitled, at the option of the Company, to exercise the Acceleration Right by distributing the Exercise Notice. The Exercise Notice shall be delivered to each Registered Warrantholder in the manner set out in Section 9.2 within ten (10) Business Days of the occurrence of the Early Expiry Event, and shall also be distributed by press release of the Company.

(8)            Notwithstanding any other provision in this Indenture, any Warrants that may be, or are otherwise required to be, issued in certificated form pursuant to the terms hereof, may instead be issued in the form of a DRS advice or statement, provided that such DRS advice or statement bears all legends that the Warrant Certificate(s) to be issued in such circumstances would have otherwise been required to bear in accordance with this Indenture.

2.3	Signing of Warrant Certificates

Warrant Certificates shall be signed by any one of the directors or executive officers of the Company and may, but need not, be under the corporate seal of the Company or a reproduction thereof. The signature of any such director or officer may be mechanically reproduced in facsimile or other electronic format and Warrant Certificates bearing such facsimile or other electronic format signatures shall be binding upon the Company as if they had been manually signed by such director or officer. Notwithstanding that the person whose manual or electronic signature appears on any Warrant Certificate as a director or executive officer may no longer hold office at the date of issue of the Warrant Certificate or at the date of certification or delivery thereof, any Warrant Certificate signed as aforesaid shall, subject to Section 2.4, be valid and binding upon the Company and the registered holder thereof will be entitled to the benefits of this Indenture.

2.4	Authentication or Certification by the Warrant Agent

(1)            No Warrant Certificate shall be issued or, if issued, shall be valid for any purpose or entitle the registered holder to the benefit hereof or thereof until it has been certified by manual signature by or on behalf of the Warrant Agent and such certification by the Warrant Agent shall be conclusive evidence as against the Company that the Warrant so certified has been duly issued hereunder, is a valid and binding obligation of the Company and the holder is entitled to the benefits hereof.

(2)            No Uncertificated Warrant shall be issued or, if issued, shall be valid for any purposes or entitle the holder to the benefits hereof and thereof until it has been Authenticated by the Warrant Agent and such Authentication shall be conclusive evidence as against the Company that the Uncertificated Warrant has been duly issued hereunder, is a valid and binding obligation of the Company and that the holder is entitled to the benefits hereof and thereof. The register shall be final and conclusive evidence as to all matters relating to Uncertificated Warrants with respect to which this Indenture requires the Warrant Agent to maintain records or accounts.

(3)            The certification of the Warrant Agent on the Warrant Certificates issued hereunder, or the Authentication of the Warrant Agent of the Uncertificated Warrants made hereunder, as applicable, shall not be construed as a representation or warranty by the Warrant Agent as to the validity of this Indenture or the Warrant Certificates (except the due certification thereof) or the Uncertificated Warrants (except the due Authentication thereof) as applicable, and the Warrant Agent shall in no respect be liable or answerable for or as to the performance by the Company of its obligations under this Indenture, the use made of the Warrant Certificates or Uncertificated Warrants, as applicable, or any of them or of the consideration therefor except as otherwise specified herein.

2.5	Warrantholder not a Shareholder, etc.

Nothing in this Indenture or the holding of a Warrant shall be construed as conferring upon a Warrantholder any right or interest whatsoever as a shareholder, including but not limited to the right to vote at, to receive notice of, or to attend meetings of shareholders or any other proceedings of the Company, nor entitle the holder to any right or interest in respect thereof except as herein and in the Warrants expressly provided.

2.6	Issue in Substitution for Lost Warrant Certificates

(1)            If any Warrant Certificates issued and certified under this Indenture shall become mutilated or be lost, destroyed or stolen, the Company, subject to applicable law, and subsection 2.6(2), shall issue and thereupon the Warrant Agent shall certify and deliver a new Warrant Certificate of like denomination, date and tenor as the one mutilated, lost, destroyed or stolen in exchange for, in place of and upon cancellation of such mutilated Warrant Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Warrant Certificate, and the substituted Warrant Certificate shall be substantially in the form set out in Schedule A hereto and Warrants evidenced by it will entitle the holder thereof to the benefits hereof and shall rank equally in accordance with its terms with all other Warrant Certificates issued or to be issued hereunder.

(2)            The applicant for the issue of a new Warrant Certificate pursuant to this Section 2.6 shall bear the reasonable cost of the issue thereof and in the case of mutilation shall, as a condition precedent to the issue thereof, deliver to the Warrant Agent the mutilated Warrant Certificate, and in the case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Company and to the Warrant Agent such evidence of ownership and of the loss, destruction or theft of the Warrant Certificate so lost, destroyed or stolen as shall be satisfactory to the Company and to the Warrant Agent in their sole discretion and such applicant may be required to furnish an indemnity and surety bond in amount and form satisfactory to the Company and the Warrant Agent in their sole discretion and shall pay the reasonable charges of the Company and the Warrant Agent in connection therewith.

2.7	Legends

(1)            For all Warrant Certificates registered in the name of CDS, the following legend shall be included:

“UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO GLASS HOUSE BRANDS INC. OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.”

(2)            Neither the Warrants nor the Warrant Shares issuable upon exercise of the Warrants have been or will be registered under the U.S. Securities Act or under any United States state securities laws, and may not be offered, sold or otherwise disposed of in the United States, or to or for the account or benefit of a U.S. Person or a person in the United States, unless an exemption from the registration requirements under the U.S. Securities Act and applicable state securities laws is available. Warrants and, if applicable, Warrant Shares issued to, or for the account or benefit of, a U.S. Warrantholder (and any certificates issued in replacement thereof or in substitution therefor) must be issued only in certificated form or DRS advice, subject to the requirements of Section 3.6, unless the U.S. Warrantholder has executed and delivered to the Company and the Warrant Agent the Qualified Institutional Buyer Letter. Any certificates or DRS advices representing Warrants issued to a U.S. Warrantholder, and, if applicable, any certificates or DRS advices representing Warrant Shares issued on exercise of Warrants issued to a U.S. Warrantholder, and any certificates or DRS advices issued in replacement thereof or in substitution therefor, shall, until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, bear legends in substantially the following form or such variations thereof as the Company may prescribe from time to time:

“THE SECURITIES REPRESENTED HEREBY [for Warrants add: (AND THE SECURITIES DELIVERABLE UPON THE EXERCISE THEREOF)] HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR UNDER ANY SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES [for Warrants add: (AND THE SECURITIES DELIVERABLE UPON THE EXERCISE THEREOF)], AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY: (A) TO THE COMPANY; (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS; (C) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (I) RULE 144 THEREUNDER, IF AVAILABLE, OR (II) RULE 144A THEREUNDER, IF AVAILABLE, AND, IN EACH CASE, IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS; OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR UNDER AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, AND, IN THE CASE OF CLAUSE (C)(I) OR (D), THE SELLER FURNISHES TO THE COMPANY AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY AND WARRANT AGENT TO SUCH EFFECT. [for Warrant Shares add: THE PRESENCE OF THIS LEGEND MAY IMPAIR THE ABILITY OF THE HOLDER HEREOF TO EFFECT “GOOD DELIVERY” OF THE SECURITIES REPRESENTED HEREBY ON A CANADIAN STOCK EXCHANGE.]”;

provided that, if the Warrants or, if applicable, the Warrant Shares are being sold outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act, and if the Company is a "foreign issuer" within the meaning of Regulation S at the time of issuance of such securities, this legend may be removed by the transferor providing a declaration, in substantially the form attached hereto as Schedule C (or such other form as the Company may reasonably prescribe), to the Warrant Agent or, if applicable, the transfer agent for the Company’s Subordinate Voting Shares or Restricted Voting Shares, as the case may be, in a form the Warrant Agent or the transfer agent, as applicable, and if required by the Warrant Agent or the transfer agent, as applicable, an opinion of counsel, of recognised standing reasonably satisfactory to the Company and the Warrant Agent or the transfer agent, that the proposed transfer may be effected without registration under the U.S. Securities Act. The Warrant Agent and transfer agent shall be entitled to request any other documents that it may require in accordance with its internal policies for the removal of the legend set forth above.

(3)            Any certificates representing Warrants issued to a U.S. Warrantholder, and any certificates issued in replacement thereof or in substitution therefor, shall also bear a legend in substantially the following form:

“THESE WARRANTS MAY NOT BE EXERCISED BY OR ON BEHALF OF A U.S. PERSON OR A PERSON IN THE UNITED STATES UNLESS THE SHARES ISSUABLE UPON EXERCISE OF THESE WARRANTS HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR EXEMPTIONS FROM SUCH REGISTRATION REQUIREMENTS ARE AVAILABLE. “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.”

(4)            Notwithstanding anything herein contained, all Warrant Certificates, and certificates representing Subordinate Voting Shares, Restricted Voting Shares and Warrants Shares, as applicable, and all certificates issued in exchange thereof will bear such legends as may, in the opinion of counsel to the Company, acting reasonably, be necessary in order to avoid a violation of any applicable securities laws or to comply with the requirements of any stock exchange on which the Warrants or Warrants Shares, as applicable are listed, including but not limited to the following legend:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE DISTRIBUTION DATE WILL BE INSERTED]."

provided that, if at any time, in the opinion of counsel to the Company, such legends are no longer necessary in order to avoid violation of such laws, or the holder of any such legended certificates representing the Warrants or Warrant Shares, at the holder's expense, provides the Company and the registrar and transfer agent of the Subordinate Voting Shares or the Restricted Voting Shares, as the case may be, with evidence satisfactory in form and substance to the Company and the registrar and transfer agent of the Subordinate Voting Shares or the Restricted Voting Shares, as the case may be (which may include an opinion of counsel satisfactory to the Company and the registrar and transfer agent of the Subordinate Voting Shares, as the case may be), to the effect that such holder is entitled to sell or otherwise transfer such Warrants or Warrant Shares, as applicable, in a transaction in which such legends are not required, such legended certificates representing Warrants or Warrant Shares may thereafter be surrendered to the Warrant Agent in exchange for a certificate which does not bear such legend.

(5)            Notwithstanding any other provisions of this Indenture, in processing and registering transfers of Warrants, no duty or responsibility whatsoever shall rest upon the Warrant Agent to determine the compliance by any transferor or transferee with the terms of the legends contained in Section 2.7, or with the relevant securities laws or regulations, including, without limitation, Regulation S, and the Warrant Agent shall be entitled to assume that all transfers that are processed in accordance with this Indenture are legal and proper.

2.8	No Fractional Warrant Shares

Under no circumstances shall the Company be obliged to issue any fractional Warrant Shares or any cash or other consideration in lieu thereof upon the exercise of one or more Warrants. To the extent that the holder of one or more Warrants would otherwise have been entitled to receive on the exercise or partial exercise thereof a fraction of a Warrant Share, that holder may exercise that right in respect of the fraction only in combination with another Warrant or Warrants that in the aggregate entitle the holder to purchase a whole number of Warrant Shares; otherwise fractional Warrant Shares shall be rounded down to the nearest whole number of Warrant Shares without compensation therefor.

2.9	Cancellation of Warrants

All Warrants surrendered to the Warrant Agent pursuant to sections 2.6, 2.11(2), 2.13, 2.21 or 3.1 shall be cancelled by the Warrant Agent and the Warrant Agent shall record the cancellation of such Warrants on the register of holders maintained by the Warrant Agent pursuant to subsection 2.11(1). The Warrant Agent shall, if required by the Company, furnish the Company with a certificate identifying the Warrants so cancelled. All Warrants that have been duly cancelled shall be without any further force or effect whatsoever.

2.10	Warrants to Rank Pari Passu

All Warrants shall rank pari passu with all other Warrants, whatever may be the actual date of issue of the Warrants.

2.11	Registration and Transfer of Warrants

(1)            The Warrant Agent shall maintain records and accounts concerning the Warrants, whether certificated or uncertificated, which shall contain the information called for below with respect to each Warrant, together with such other information as may be required by law or as the Warrant Agent may elect to record. All such information shall be kept in one set of accounts and records which the Warrant Agent shall designate (in such manner as shall permit it to be so identified as such by an unaffiliated party) as the register of the holders of Warrants kept at the principal corporate trust offices of the Warrant Agent in the City of Calgary, Alberta. The information to be entered for each account in the register of Warrants at any time shall include (without limitation):

(a)	the names and addresses of the Registered Warrantholders and particulars of the Warrants held by them and the Warrant Agent shall be entitled to rely on such register in connection with the exchange, transfer or exercise of any Warrant(s) pursuant to the terms of this Indenture or the terms thereof;

(b)	whether such Warrant is a Warrant Certificate or an Uncertificated Warrant and, if a Warrant Certificate, the unique number or code assigned to and imprinted thereupon and, if an Uncertificated Warrant, the unique number or code assigned thereto if any; and

(c)	a register of transfers in which all transfers of Warrants and the date and other particulars of each such transfer shall be entered.

(2)            No transfer of any Warrant will be valid unless entered on the register of transfers referred to in subsection 2.11(1), and, in the case of a Warrant Certificate, upon surrender to the Warrant Agent of the Warrant Certificate evidencing such Warrant, and a duly completed and executed transfer form endorsed on the Warrant Certificate executed by the registered holder or their executors, administrators or other legal representatives or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent, if applicable, and, upon compliance with such requirements and such other reasonable requirements as the Warrant Agent may prescribe, such transfer will be recorded on the register of transfers by the Warrant Agent; provided that, in the case of Warrants issued in the form of a DRS advice, such DRS advice need not be surrendered.

(3)            In the case of a Warrant Certificate, the transferee of any Warrant will, after surrender to the Warrant Agent of the Warrant Certificate evidencing such Warrant as required by subsection 2.11(2) and upon compliance with all other conditions in respect thereof required by this Indenture or by law, be entitled to be entered on the register of holders referred to in subsection 2.11(1) as the owner of such Warrant free from all equities or rights of set-off or counterclaim between the Company and the transferor or any previous holder of such Warrant, except in respect of equities or rights of which the Company is required to take notice by statute or by order of a court of competent jurisdiction.

(4)            The Company will be entitled, and may direct the Warrant Agent, to refuse to recognize any transfer, or enter the name of any transferee, of any Warrant on the registers referred to in subsection 2.11(1), if such transfer would constitute a violation of (a) the Securities Laws of any applicable jurisdiction or the rules, regulations or policies of any regulatory authority having jurisdiction or (b) any restrictive legend on such Warrant. The Warrant Agent is entitled to assume compliance with all applicable Securities Laws unless otherwise notified in writing by the Company. No duty shall rest with the Warrant Agent to determine compliance of the transferee or transferor of any Warrant with applicable Securities Laws.

(5)            If a Warrant Certificate tendered for transfer bears the legend set forth in subsection 2.7(2), the Warrant Agent shall not register such transfer unless the transferor has provided the Warrant Agent with the Warrant Certificate and (A) the transfer is made to the Company or (B) a declaration in such form as the Company may from time to time prescribe, as may be satisfactory to the Company, is delivered to the Warrant Agent, and if required by the Company and the Warrant Agent, the transferor provides an opinion of counsel of recognized standing, reasonably satisfactory to the Company and the Warrant Agent that the transfer is in compliance with applicable state securities laws and the U.S. Securities Act. The Warrant Agent shall be entitled to request any other documents that it may require in accordance with its internal policies for the removal of the legend set forth above.

2.12	Registers Open for Inspection

The registers referred to in subsection 2.11(1) shall be open at all reasonable times during business hours on a Business Day for inspection by the Company or any Warrantholder. The Warrant Agent shall, from time to time when requested to do so in writing by the Company and upon payment of its reasonable fees, furnish the Company with a list of the names and addresses of holders of Warrants entered in the register of holders kept by the Warrant Agent and showing the number of Warrants held by each such holder.

2.13	Exchange of Warrant Certificates

(1)            Warrant Certificates may, upon compliance with the reasonable requirements of the Warrant Agent, be exchanged for Warrant Certificates in any other authorized denomination representing in the aggregate an equal number of Warrants as the number of Warrants represented by the Warrant Certificates being exchanged. The Company shall sign and the Warrant Agent shall certify, in accordance with sections 2.3 and 2.4, all Warrant Certificates necessary to carry out the exchanges contemplated herein.

(2)            Warrant Certificates may be exchanged only at the principal corporate trust offices of the Warrant Agent in the City of Calgary, Alberta or at any other place that is designated by the Company with the approval of the Warrant Agent. Any Warrant Certificates tendered for exchange shall be surrendered to the Warrant Agent and cancelled.

(3)            Warrant Certificates exchanged for Warrant Certificates that bear any of the legend(s) set forth in Section 2.7 shall bear the same legend(s).

(4)            Except as otherwise herein provided, the Warrant Agent may charge Warrantholders requesting an exchange a reasonable sum for each Warrant Certificate issued; and payment of such charges and reimbursement of the Warrant Agent or the Company for any and all taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange as a condition precedent to such exchange.

2.14	Ownership of Warrants

The Company and the Warrant Agent and their respective agents may deem and treat the Registered Warrantholders as the absolute owner of the Warrant represented thereby for all purposes and the Company and the Warrant Agent and their respective agents shall not be affected by any notice or knowledge to the contrary except as required by statute or order of a court of competent jurisdiction. The holder of any Warrant shall be entitled to the rights evidenced by that Warrant free from all equities or rights of set-off or counterclaim between the Company and the original or any intermediate holder thereof and all persons may act accordingly and the receipt by any holder of the Warrant Shares or monies obtainable pursuant to the exercise of the Warrant shall be a good discharge to the Company and the Warrant Agent for the same and neither the Company nor the Warrant Agent shall be bound to inquire into the title of any holder.

2.15	Book-Based System Warrants

(1)            Reregistration of interests in and transfers of Warrants held by CDS shall be made only through the Book-Based System. Other than as may be directed by the Company, the Warrants will be evidenced by a non-certificated inventory (“NCI”) deposit though the Book-Based System for an amount representing the aggregate number of such Warrants outstanding from time to time.

(2)            Transfers of beneficial ownership in any Warrant represented by an NCI deposit will be effected only (i) with respect to the interest of a CDS Participant, through records maintained by CDS or its nominee for such Warrants, and (ii) with respect to the interest of any person other than a CDS Participant, through records maintained by CDS Participants.

(3)            The rights of Beneficial Owners who hold security entitlements in respect of Warrants through the Book-Based System shall be limited to those established by applicable law and agreements between CDS and CDS Participants and between such CDS Participants and Beneficial Owners who hold security entitlements in respect of Warrants through the Book-Based System and must be exercised through a CDS Participant in accordance with the rules and procedures of CDS.

(4)	If any of the following events occurs:

(a)	CDS or the Company has notified the Warrant Agent that (A) CDS is unwilling or unable to continue as depository or is no longer qualified to properly discharge its responsibilities or (B) CDS ceases to be a clearing agency in good standing under applicable laws and, in either case, the Company is unable to locate a qualified successor depository within 90 days of delivery of such notice;

(b)	the Company has determined, in its sole discretion, to terminate the Book-Based System in respect of such Uncertificated Warrants and has communicated such determination to the Warrant Agent in writing;

(c)	the Company and Company’s counsel or CDS is required by Applicable Legislation to take the action contemplated in this subsection;

(d)	the Warrant is to be Authenticated to or for the account or benefit of a person in the United States or a U.S. Person that has not executed and delivered to the Company and the Warrant Agent a Qualified Institutional Buyer Letter;

(e)	such registration is effected in accordance with the internal procedures of CDS and the Warrant Agent; or

(f)	the Book-Based System administered by CDS ceases to exist,

following which then one or more definitive fully registered Warrant Certificates shall be issued to the Beneficial Owners of such Warrant, executed by the Company and certified and delivered by the Warrant Agent to CDS in exchange for the NCI Warrants held by CDS. The Company shall provide a certificate of the Company giving notice to the Warrant Agent of the occurrence of any event outlined in this Section 2.15(4).

Fully registered Warrant Certificates issued and exchanged pursuant to this subsection shall be registered in such names and in such denominations as CDS shall instruct the Warrant Agent, provided that the aggregate number of Warrants represented by such Warrant Certificates shall be equal to the aggregate number of NCI Warrants so exchanged. Upon exchange of NCI Warrants for one or more Warrant Certificates in definitive form, such NCI Warrants shall be cancelled by the Warrant Agent.

(5)            Notwithstanding anything in this Indenture in terms of an NCI deposit, neither the Company nor the Warrant Agent nor any agent thereof shall have any responsibility or liability for:

(a)	the records maintained by CDS relating to any ownership interests or any other interests in the Warrants or the depository system maintained by CDS, or payments made on account of any ownership interest or any other interest of any person in any Warrant represented by any NCI deposit (other than CDS or its nominee);

(b)	maintaining, supervising or reviewing any records of CDS or any CDS Participant relating to any such interest; or

(c)	any advice or representation made or given by CDS or those contained in this Indenture that relate to the rules and regulations of CDS or any action to be taken by CDS on its own direction or at the direction of any CDS Participant.

2.16	Adjustment of Exchange Basis

Subject to Section 2.17, the Exchange Basis shall be subject to adjustment from time to time in the events and in the manner provided as follows:

(1)            If and whenever, at any time after the date hereof and prior to the Time of Expiry, the Company shall:

(a)	issue Underlying Shares or securities exchangeable for or convertible into Underlying Shares to all or substantially all the holders of the Underlying Shares as a stock dividend or other distribution (other than a distribution of Warrant Shares upon exercise of the Warrants or pursuant to the exercise, conversion or exchange of securities of the Company outstanding as of the date hereof), or

(b)	subdivide, redivide or change its then outstanding Underlying Shares into a greater number of Underlying Shares, or

(c)	reduce, combine or consolidate its then outstanding Underlying Shares into a lesser number of Underlying Shares,

(any of such events in these paragraphs (a), (b) or (c) being called an “Underlying Share Reorganization”), then the Exchange Basis in effect on the effective date of such subdivision, redivision or change, or reduction, combination or consolidation, or on the record date of such stock dividend or other distribution, as the case may be, shall be adjusted by multiplying the Exchange Basis in effect immediately prior to such effective or record date by a fraction:

(a)	the numerator of which shall be the total number of Underlying Shares outstanding on such date immediately after giving effect to such Underlying Share Reorganization (including, in the case where securities exercisable, exchangeable for or convertible into Underlying Shares are distributed, the number of Underlying Shares that would have been outstanding had such securities been exercised, or exchanged for or converted into Underlying Shares on such record date, assuming in any case where such securities are not then convertible, exercisable or exchangeable but subsequently become so, that they were convertible, exercisable or exchangeable on the record date on the basis upon which they first become convertible, exercisable or exchangeable), and

(b)	the denominator of which shall be the total number of Underlying Shares outstanding on such date before giving effect to such Underlying Share Reorganization.

The resulting product, rounded down to the nearest 1/100th, shall thereafter be the Exchange Basis until further adjusted as provided in this Article 2.

Any Underlying Shares owned by or held for the account of the Company or any of its Subsidiaries or a partnership in which the Company is directly or indirectly a party to will be deemed not to be outstanding for the purpose of any computation. To the extent that any adjustment in the Exchange Basis occurs pursuant to this subsection 2.16(1) as a result of the fixing by the Company of a record date for the distribution of securities exchangeable or exercisable for or convertible into Underlying Shares and the Underlying Share Reorganization does not occur or any conversion, exercise or exchange rights are not fully converted, exercised or exchanged, the Exchange Basis shall be readjusted immediately after the expiry of any relevant exchange or conversion right or the termination of the Underlying Share Reorganization, as the case may be, to the Exchange Basis that would then be in effect, based upon the number of Underlying Shares actually issued and remaining issuable after such expiry and shall be further readjusted in such manner upon the expiry of any further such right.

(2)            If and whenever, at any time after the date hereof and prior to the Time of Expiry, the Company shall fix a record date for the distribution to all or substantially all of the holders of its outstanding Underlying Shares of rights, options or warrants entitling them, for a period expiring not less than 21 days and not more than 45 days after such record date, to subscribe for or purchase Underlying Shares, or securities exchangeable or exercisable for or convertible into Underlying Shares, at a price per share to the holder (or at an exchange, exercise or conversion price per share) of less than 95% of the Current Market Price on such record date (any of such events being called a “Rights Offering”), then the Exchange Basis shall be adjusted effective immediately after such record date for the Rights Offering by multiplying the Exchange Basis in effect immediately prior to such record date by a fraction:

(a)	the numerator of which shall be the number of Underlying Shares which would be outstanding after giving effect to the Rights Offering (assuming the exercise of all of the rights, options or warrants under the Rights Offering and assuming the exchange, exercise or conversion into Underlying Shares of all exchangeable, exercisable or convertible securities issued upon exercise of such rights, options or warrants, if any), and

(b)	the denominator of which shall be the aggregate of:

(i)	the total number of Underlying Shares outstanding as of the record date for the Rights Offering, and

(ii)	a number of Underlying Shares determined by dividing

(A)	the amount equal to the aggregate consideration payable on the exercise of all of the rights, options and warrants under the Rights Offering plus the aggregate consideration, if any, payable on the exchange, exercise or conversion of the exchangeable or convertible securities issued upon exercise of such rights, options or warrants (assuming the exercise of all rights, options and warrants under the Rights Offering and assuming the exchange or conversion of all exchangeable or convertible securities issued upon exercise of such rights, options and warrants);

by

(B)	the Current Market Price as of the record date for the Rights Offering.

The resulting product, rounded down to the nearest 1/100th, shall thereafter be the Exchange Basis until further adjusted as provided in this Article 2. Any Underlying Shares owned by or held for the account of the Company or any of its Subsidiaries or a partnership in which the Company is directly or indirectly a party to will be deemed not to be outstanding for the purpose of any computation. If, at the date of expiry of the rights, options or warrants subject to the Rights Offering, less than all the rights, options or warrants have been exercised, then the Exchange Basis shall be readjusted effective immediately after the date of expiry to the Exchange Basis which would have been in effect on the date of expiry if only the rights, options or warrants issued had been those exercised. If at the date of expiry of the rights of exchange, exercise or conversion of any securities issued pursuant to the Rights Offering less than all of such securities have been exchanged or exercised for, or converted into, Underlying Shares, then the Exchange Basis shall be readjusted effective immediately after the date of expiry to the Exchange Basis which would have been in effect on the date of expiry if only the exchangeable, exercisable or convertible securities issued had been those securities actually exchanged or exercised for or converted into Underlying Shares.

(3)            If and whenever, at any time after the date hereof and prior to the Time of Expiry, the Company shall fix a record date for the issuance or distribution to all or substantially all the holders of its outstanding Underlying Shares of:

(i)	shares of the Company of any class other than Underlying Shares; or

(ii)	rights, options or warrants to acquire Underlying Shares or securities exchangeable or exercisable for or convertible into Underlying Shares; or

(iii)	evidences of indebtedness; or

(iv)	cash, securities or any property or other assets,

and if such issuance or distribution does not constitute a Underlying Share Reorganization or a Rights Offering (any of such non-excluded events being herein called a “Special Distribution”), the Exchange Basis shall be adjusted effective immediately after the record date for the Special Distribution by multiplying the Exchange Basis in effect on such record date by a fraction:

(a)	the numerator of which shall be the number of Underlying Shares outstanding on such record date multiplied by the Current Market Price on such record date, and

(b)	the denominator of which shall be:

(i)	the product of the number of Underlying Shares outstanding on such record date and the Current Market Price on such record date,

less

(ii)	the aggregate fair market value, as determined by action by the board of directors acting reasonably and in good faith (whose determination shall, absent manifest error, be conclusive), to the holders of the Underlying Shares of the shares, rights, options, warrants, evidences of indebtedness or property or other assets issued or distributed in the Special Distribution, provided that no such adjustment shall be made if the result of such adjustment would be to decrease the Exchange Basis in effect immediately before such record date. The resulting product, rounded down to the nearest 1/100th, shall thereafter be the Exchange Basis until further adjusted as provided in this Article 2. Any shares owned by or held for the account of the Company or its Subsidiaries or a partnership of which the Company is directly or indirectly a party to shall be deemed not to be outstanding for the purpose of any such computation.

(4)            If and whenever, at any time after the date hereof and prior to the Time of Expiry, there shall be a reclassification or redesignation of the Underlying Shares at any time outstanding or change or exchange of the Underlying Shares into other shares or into other securities (other than a Underlying Share Reorganization), or a consolidation, amalgamation, plan of arrangement or merger of the Company with or into any other corporation or other entity (other than a consolidation, amalgamation, plan of arrangement or merger which does not result in any reclassification of the outstanding Underlying Shares or a change of the Underlying Shares into other shares), or the transfer, sale or conveyance of the undertaking or assets of the Company in their entirety or substantially in their entirety to another corporation or other entity in which the holders of Underlying Shares are entitled to receive shares, other securities or other property (any of such events being herein called a “Capital Reorganization”), any Warrantholder who thereafter shall exercise their right to receive Warrant Shares pursuant to Warrant(s) shall be entitled to receive, and shall accept in lieu of the number of Warrant Shares to which such holder was theretofore entitled upon such exercise, the aggregate number of shares, other securities or other property resulting from the Capital Reorganization which such holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date or record date thereof, as the case may be, the Warrantholder had been the registered holder of the number of Warrant Shares to which such holder was theretofore entitled upon exercise. If appropriate, adjustments shall be made as a result of any such Capital Reorganization in the application of the provisions set forth in this Article 2 with respect to the rights and interests thereafter of Warrantholders to the end that the provisions set forth in this Article 2 shall thereafter correspondingly be made applicable as nearly as may reasonably be in relation to any shares, other securities or other property thereafter deliverable upon the exercise of any Warrant. Any such adjustment shall be made by and set forth in an indenture supplemental hereto approved by the directors and by the Warrant Agent and entered into pursuant to the provisions of this Indenture and shall for all purposes be conclusively deemed to be an appropriate adjustment. For the avoidance of doubt, the conversion of Subordinate Voting Shares into Restricted Voting Shares, the conversion of Restricted Voting Shares into Subordinate Voting Shares and the conversion of Restricted Voting Shares into Limited Voting Shares, in each case in accordance with the Company’s articles of incorporation, shall not constitute a Capital Reorganization.

(5)            Any adjustment to the Exchange Basis as set forth herein (except resulting from a Capital Reorganization) shall also include a corresponding adjustment to the Exercise Price which shall be calculated by multiplying the Exercise Price by a fraction: (a) the numerator of which shall be the Exchange Basis prior to the adjustment, and (b) the denominator of which shall be the Exchange Basis after the adjustment.

2.17	Rules Regarding Calculation of Adjustment of Exchange Basis

For the purposes of Section 2.16:

(1)            The adjustments provided for in Section 2.16 shall be cumulative and such adjustments shall be made successively whenever an event referred to in Section 2.16 shall occur, subject to the following subsections of this Section 2.17.

(2)            No adjustment in the: (a) Exchange Basis shall be required unless such adjustment would result in a change of at least 0.01 of a Warrant Share based on the prevailing Exchange Basis; or (b) Exercise Price shall be required unless such adjustment would result in a change of at least 1%, provided that any adjustments which, except for the provisions of this subsection, would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment.

(3)            No adjustment in the Exchange Basis shall be made in respect of any event described in Section 2.16, other than the events referred to in paragraphs (b) and (c) of subsection (1) thereof, if Warrantholders are entitled to participate in such event on the same terms, mutatis mutandis, as if Warrantholders had exercised their Warrants prior to or on the effective date or record date of such event, any such participation being subject to regulatory approval.

(4)            No adjustment in the Exchange Basis shall be made pursuant to Section 2.16 in respect of the issue from time to time of Warrant Shares purchasable on exercise of the Warrants or pursuant to the exercise, conversion or exchange of securities of the Company outstanding as of the date hereof.

(5)            If a dispute shall at any time arise with respect to adjustments provided for in Section 2.16, such dispute shall, absent manifest error, be conclusively determined by the Company’s Auditors, or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by the directors and any further determination, absent manifest error, shall be binding upon the Company, the Warrant Agent and the Warrantholders.

(6)            If the Company shall set a record date to determine the holders of the Underlying Shares for the purpose of entitling them to receive any dividend or distribution or any subscription or purchase rights and shall, thereafter and before the distribution to such shareholders of any such dividend, distribution, or subscription or purchase rights, legally abandon its plan to pay or deliver such dividend, distribution, or subscription or purchase rights, then no adjustment in the Exchange Basis shall be required by reason of the setting of such record date.

(7)            In the absence of a resolution of the directors fixing a record date for a Rights Offering or Special Distribution, the Company shall be deemed to have fixed as the record date therefor the date on which the Rights Offering or Special Distribution is effected.

(8)            If the purchase price provided for in any Rights Offering (the “Rights Offering Price”) is decreased, the Exchange Basis shall forthwith be changed so as to increase the Exchange Basis to such Exchange Basis as would have been obtained had the adjustment to the Exchange Basis made pursuant to subsection 2.16(2) upon the issuance of such Rights Offering been made upon the basis of the Rights Offering Price as so decreased, provided that the provisions of this subsection shall not apply to any decrease in the Rights Offering Price resulting from provisions in any such Rights Offering designed to prevent dilution if the event giving rise to such decrease in the Rights Offering Price itself requires an adjustment to the Exchange Basis pursuant to the provisions of Section 2.16.

(9)            As a condition precedent to the taking of any action that would require any adjustment in any of the subscription rights pursuant to any of the Warrants, including the Exchange Basis, the Company shall take any corporate action which may, in the opinion of counsel, be necessary in order that the Company have unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non- assessable all the shares or other securities that all the holders of such Warrants are entitled to receive on the exercise of all the subscription rights attaching thereto in accordance with the provisions thereof.

(10)            The Company shall from time to time immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 2.16, deliver a certificate of the Company to the Warrant Agent specifying the nature of the event requiring the same and the amount of the adjustment or readjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate may be supported by a certificate of the Company’s Auditors verifying such calculation if requested by the Warrant Agent at their discretion. The Warrant Agent shall rely, and shall be protected in so doing, upon the certificate of the Company or of the Company's Auditor and any other document filed by the Company pursuant to this Article 2 for all purposes.

2.18	Postponement of Subscription

In any case where the application of Section 2.16 results in an increase in the number of Underlying Shares that are issuable upon exercise of the Warrants taking effect immediately after the record date for a specific event, if any Warrant is exercised after that record date and prior to completion of such specific event, the Company may postpone the issuance to the Warrantholder of the Warrant Shares to which they are entitled by reason of such adjustment, but such Warrant Shares shall be so issued and delivered to that holder upon completion of that event, with the number of such Warrant Shares calculated on the basis of the number of Warrant Shares on the date that the Warrant was exercised, adjusted for completion of that event and the Company shall deliver to the person or persons in whose name or names the Warrant Shares are to be issued an appropriate instrument evidencing the right of such person or persons to receive such Warrant Shares and the right to receive any dividends or other distributions which, but for the provisions of this Section 2.18, such person or persons would have been entitled to receive in respect of such Warrant Shares from and after the date that the Warrant was exercised in respect thereof.

2.19	Notice of Adjustment

(1)            At least five (5) business days prior to the effective date or record date, as the case may be, of any event which requires or might require adjustment pursuant to Section 2.16, the Company shall:

(a)	file with the Warrant Agent a certificate of the Company specifying the particulars of such event (including the record date or the effective date for such event) and, if determinable, the required adjustment and the computation of such adjustment; and

(b)	give notice to the Warrant Agent and the Warrantholders of the particulars of such event (including the record date or the effective date for such event) and, if determinable, the required adjustment.

(2)            In case any adjustment for which a notice in subsection 2.19(1) has been given is not then determinable, the Company shall promptly after such adjustment is determinable:

(a)	file with the Warrant Agent a computation of such adjustment; and

(b)	give notice to the Warrantholders of the adjustment.

(3)            The Warrant Agent may act and rely upon certificates and other documents filed by the Company pursuant to this Section 2.19 for all purposes of the adjustment.

2.20	No Action after Notice

The Company covenants with the Warrant Agent that it will not take any other corporate action which might deprive a Warrantholder of the opportunity of exercising the rights of acquisition pursuant thereto during the period of 14 days after the giving of the notice set forth in subsection 2.19(1) and paragraph (b) of subsection 2.19(2).

2.21	Optional Purchases by the Company

Subject to applicable law and prior approval of the NEO Exchange, if required, the Company may from time-to-time purchase on any stock exchange (if then listed), in the open market, by private agreement or otherwise any of the Warrants. Any such purchase shall be made at the lowest price or prices at which, in the opinion of the board of directors of the Company, such Warrants are then obtainable, plus reasonable costs of purchase, and may be made in such manner, from such persons, and on such other terms as the Company in its sole discretion may determine. The Warrant Certificates representing the Warrants purchased pursuant to this Section 2.21 shall forthwith be delivered to and cancelled by the Warrant Agent.

2.22	Protection of Warrant Agent

The Warrant Agent shall not:

(a)	at any time be under any duty or responsibility to any registered holder of Warrants to determine whether any facts exist that may require any adjustment contemplated by this Article 2, nor to verify the nature and extent of any such adjustment when made or the method employed in making the same;

(b)	be accountable with respect to the validity or value or the kind or amount of any Warrant Shares that may at any time be issued or delivered upon the exercise of the Warrants;

(c)	be responsible for any failure of the Company to make any cash payment upon the surrender of any Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in this Article 2; or

(d)	incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Company of any of the representations, warranties or covenants of the Company or any acts or deeds of the agents or servants of the Company.

ARTICLE 3

EXERCISE OF WARRANTS

3.1	Right of Exercise.

Subject to the provisions hereof (including the limitations set forth in Section 3.13), each registered Warrantholder may exercise the right conferred on such holder to subscribe for and purchase one (1) Warrant Share for each Warrant after the issue date thereof and prior to the Time of Expiry and in accordance with the conditions herein; provided, however, that if a Warrant Certificate tendered for exercise bears the legend set forth in subsections 2.7(2) and 2.7(3), such exercise must be exempt from the registration requirements under the U.S. Securities Act and applicable state securities laws and in accordance with the conditions set forth in subsection 3.2(3).

3.2	Method of Exercise of Warrants

(1)            The registered holder of any Warrant may exercise the rights thereby conferred on them to acquire all or any part of the Warrant Shares to which such Warrant entitles the holder, by surrendering the Warrant Certificate representing such Warrants to the Warrant Agent at any time prior to the Time of Expiry at its principal corporate trust offices in the City of Calgary, Alberta (or at such additional place or places as may be decided by the Company from time to time with the approval of the Warrant Agent), with a duly completed and executed exercise form of the registered holder or their executors, administrators or other legal representative or their attorney duly appointed by an instrument in writing in the form and manner satisfactory to the Warrant Agent, substantially in the form endorsed on the Warrant Certificate specifying the number of Warrant Shares subscribed for together with a wire transfer, certified cheque, bank draft or money order in lawful money of the United States, payable to or to the order of the Company in an amount equal to the Exercise Price multiplied by the number of Warrant Shares subscribed for (provided that, in the case of Warrants issued in the form of a DRS advice, such DRS advice need not be surrendered). A Warrant Certificate with the duly completed and executed exercise form and payment of the Exercise Price shall be deemed to be surrendered only upon personal delivery thereof to or, if sent by mail or other means of transmission, upon actual receipt thereof by the Warrant Agent.

(2)            Any exercise form referred to in subsection 3.2(1) shall be signed by the Warrantholder, or their executors, or administrators or other legal representative or their attorney duly appointed by an instrument in writing in the form and manner satisfactory to the Warrant Agent; and shall specify the person(s) in whose name such Warrant Shares are to be issued, the address(es) of such person(s) and the number of Warrant Shares to be issued to each person, if more than one is so specified, but such Exercise Notice need not be executed by CDS. If any of the Warrant Shares subscribed for are to be issued to (a) person(s) other than the Warrantholder, the signatures set out in the exercise form referred to in subsection 3.2(1) shall be guaranteed by a participating Canadian Schedule I chartered bank or a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program, and (b) the Warrantholder shall pay to the Company or the Warrant Agent all applicable transfer or similar taxes and the Company shall not be required to issue or deliver certificates evidencing Warrant Shares unless or until such Warrantholder shall have paid to the Company or the Warrant Agent on behalf of the Company the amount of such tax or shall have established to the reasonable satisfaction of the Company that such tax has been paid or that no tax is due.

(3)            In addition to completing the exercise form referred to in subsection 3.2(1), a U.S. Warrantholder must (a) provide a completed and executed U.S. Purchaser Letter or Qualified Institutional Buyer Letter or (b) an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Company and the Warrant Agent that the exercise is exempt from the registration requirements of applicable securities laws of any state of the United States and the U.S. Securities Act.

(4)            A Registered Warrantholder of Uncertificated Warrants evidenced by a security entitlement in respect of Warrants must complete the exercise form referred to in subsection 2.2(4) and deliver such executed exercise form and a wire transfer, certified cheque, bank draft or money order payable to or to the order of the Company for the aggregate Exercise Price to the Warrant Agent at its principal corporate trust offices in the City of Calgary, Alberta (or at such additional place or places as may be decided by the Company from time to time with the approval of the Warrant Agent). The Uncertificated Warrants shall be deemed to be surrendered upon receipt of such exercise form and aggregate Exercise Price or, if such documents are sent by mail or other means of transmission, upon actual receipt thereof by the Warrant Agent at the office referred to above.

(5)            If, at the time of exercise of the Warrants, in accordance with the provisions of subsection 3.2(1), there are any trading restrictions on the Warrant Shares pursuant to Securities Laws or stock exchange requirements, the Company shall, on the advice of counsel, endorse any certificates representing the Warrant Shares to such effect. The Warrant Agent is entitled to assume compliance with all Securities Laws unless otherwise notified in writing by the Company.

(6)            A Beneficial Owner who desires to exercise their Uncertificated Warrants, must do so by causing a CDS Participant to deliver to CDS (at its office in the City of Toronto), on behalf of the Beneficial Owner at any time prior to the Time of Expiry, a written notice of the Beneficial Owner’s intention to exercise Warrants (the “Exercise Notice”). Forthwith upon receipt by CDS of such notice, as well as payment for the Exercise Price, CDS shall deliver to the Warrant Agent confirmation of its intention to exercise Warrants (the “Confirmation”) in a manner acceptable to the Warrant Agent, including by electronic means through the Book-Based System. CDS will initiate the exercise by way of the Confirmation and forward the aggregate Exercise Price electronically to the Warrant Agent and the Warrant Agent will execute the exercise by causing the issuance to CDS through the Book-Based System of the Warrant Shares to which the exercising Beneficial Owner is entitled pursuant to the exercise. Any expense associated with the preparation and delivery of Exercise Notices will be for the account of the Beneficial Owner exercising the Warrants.

(7)            An electronic exercise of the Warrants initiated by the CDS Participant through a book- based registration system, including the Book-Based System, shall constitute a representation to both the Company and the Warrant Agent:

(a)	that the Beneficial Owner at the time of exercise of such Warrants:

(i)	is not in the United States,

(ii)	is not a U.S. Person and is not exercising such Warrants on behalf of a U.S. Person or a person in the United States, and

(iii)	did not execute or deliver the notice of the owner’s intention to exercise such Warrants in the United States; or

(b)	that the Beneficial Owner has provided to, and the Company and the Warrant Agent is in receipt of, a legal opinion satisfactory to each of them that the exercise of the Warrants and issuance of Underlying Shares upon such exercise is exempt from the registration requirements of the U.S. Securities Act and, in which case, if the CDS Participant is not able to make or deliver the foregoing representations by initiating the electronic exercise of the Warrants, then such Warrants shall be withdrawn from the book-based registration system, including the Book-Based System by the CDS Participant and an individually registered Warrant Certificate shall be issued by the Warrant Agent to such Beneficial Owner or CDS Participant and the exercise procedures set forth in subsection 3.2(1) shall be followed.

(8)            Payment representing the aggregate Exercise Price must be provided to the appropriate office of the CDS Participant in a manner acceptable to it. A notice in form acceptable to the CDS Participant and payment from such Beneficial Owner should be provided to the CDS Participant sufficiently in advance so as to permit the CDS Participant to deliver notice and payment to CDS and for CDS in turn to deliver notice and payment to the Warrant Agent prior to the Time of Expiry. CDS will initiate the exercise by way of the Confirmation and forward the aggregate Exercise Price electronically to the Warrant Agent and the Warrant Agent will execute the exercise by issuing to CDS through the Book-Entry System the Underlying Shares to which the exercising Warrantholder is entitled pursuant to the exercise. Any expense associated with the exercise process will be for the account of the entitlement holder exercising the Warrants and/or the CDS Participant exercising the Warrants on its behalf.

(9)            By causing a CDS Participant to deliver notice to CDS, a Beneficial Owner shall be deemed to have irrevocably surrendered their Warrants so exercised and appointed such CDS Participant to act as their exclusive settlement agent with respect to the exercise and the receipt of Warrant Shares in connection with the obligations arising from such exercise.

(10)            Any notice which CDS determines to be incomplete, not in proper form or not duly executed shall for all purposes be void and of no effect and the exercise to which it relates shall be considered for all purposes not to have been exercised thereby. A failure by a CDS Participant to exercise or to give effect to the settlement thereof in accordance with the Beneficial Owner’s instructions will not give rise to any obligations or liability on the part of the Company or Warrant Agent to the CDS Participant or the Beneficial Owner.

(11)            Any exercise referred to in this Section 3.2 shall require that the entire Exercise Price for Warrant Shares subscribed for be paid at the time of subscription and such Exercise Price and original Exercise Notice executed by the Registered Warrantholder or the Confirmation from CDS must be received by the Warrant Agent prior to the Time of Expiry.

(12)            Warrants may only be exercised pursuant to this Section 3.2 by or on behalf of a Registered Warrantholder, as applicable, who makes the certifications set forth on the Exercise Notice set out in Schedule B or as provided herein.

(13)            If the form of Exercise Notice set forth in the Warrant Certificate shall have been amended, the Company shall cause the amended Exercise Notice to be forwarded to all Registered Warrantholders.

(14)            Exercise Notices and Confirmations must be delivered to the Warrant Agent at any time during the Warrant Agent’s actual business hours on any Business Day prior to the Time of Expiry. Any Exercise Notice or Confirmations received by the Warrant Agent after business hours on any Business Day other than the Time of Expiry will be deemed to have been received by the Warrant Agent on the next following Business Day.

(15)            Any Warrant with respect to which a Confirmation or Exercise Notice is not received by the Warrant Agent before the Time of Expiry shall be deemed to have expired and become void and all rights with respect to such Warrants shall terminate and be cancelled.

3.3	Effect of Exercise of Warrants

(1)            Upon compliance by the Warrantholder with the provisions of Section 3.2, the Warrant Shares subscribed for shall be deemed to have been issued and the person to whom such Warrant Shares are to be issued shall be deemed to have become the holder of record of such Warrant Shares on the Exercise Date unless the registers of the Company for the Underlying Shares shall be closed on such date, in which case the Warrant Shares subscribed for shall be deemed to have been issued and such person shall be deemed to have become the holder of record of such Warrant Shares on the date on which such registers are reopened.

(2)            As soon as practicable, and in any event on or before the second (2nd) trading day (or, if earlier, the standard settlement period for the primary Eligible Market on which the Subordinate Voting Shares are traded) following the due exercise of a Warrant pursuant to Section 3.1, and if requested by the Company forthwith after the Time of Expiry, the Warrant Agent shall deliver to the Company a notice setting forth the particulars of all Warrants exercised, if any, and the persons in whose names the Warrant Shares are to be issued (as applicable) and the addresses of such holders of the Warrant Shares.

(3)            As soon as practicable, and in any event on or before the third (3rd) trading day (or, if earlier, the standard settlement period for the primary Eligible Market on which the Subordinate Voting Shares are traded) of the due exercise of a Warrant pursuant to Section 3.1, the Company shall use its commercially reasonable efforts to cause the Warrant Agent to issue, within such three (3) trading day period (or, if earlier, the standard settlement period for the primary Eligible Market on which the Subordinate Voting Shares are traded), to CDS through the Book-Based System the Warrant Shares to which the exercising Warrantholder is entitled pursuant to the exercise or mail (via reputable overnight courier) to the person in whose name the Warrant Shares so subscribed for are to be issued, as specified in the exercise form completed on the Warrant Certificate, at the address specified in such exercise form, a certificate or certificates for the Warrant Shares to which the Warrantholder is entitled, or deliver any other appropriate evidence (including a DRS advice) of the issuance of Warrant Shares to the Warrantholder in respect of Warrant Shares issued under the book entry registration system, and, if applicable, shall cause the Warrant Agent to mail a Warrant Certificate or other appropriate evidence of Warrants representing any Warrants not then exercised.

3.4	Cashless Exercise of Warrants

(1)            Notwithstanding anything contained herein to the contrary (other than the limitation set forth in Section 3.13), the Warrants may be exercised, in whole or in part, by means of a “cashless exercise” in which the Warrantholder shall be entitled to receive a number of Underlying Shares equal to the quotient obtained by dividing [(A-B) (X)] by (A), where:

A = the last VWAP immediately preceding the time of delivery of the exercise form giving rise to the applicable “cashless exercise” (to clarify, the “last VWAP” will be the last Current Market Price as calculated over an entire trading day such that, in the event that a Warrant is exercised at a time when the NEO Exchange, or if the Subordinate Voting Shares are not listed on the NEO Exchange on an Eligible Market, is open, the prior trading day’s volume weighted average price shall be used in this calculation);

B = the Exercise Price of the Warrant, as adjusted hereunder (if any); and

X = the number of Underlying Shares that would be issuable upon exercise of the Warrant in accordance with the terms of such Warrant if such exercise were by means of a cash exercise rather than a cashless exercise.

(2)            Upon receipt of a duly completed Exercise Notice that specifies a cashless exercise, the Warrant Agent will notify the Company, which will calculate and provide in writing to the Warrant Agent the number of Underlying Shares to be allotted to the Warrantholder.

3.5	[Reserved].

3.6	Subscription for Less than Entitlement.

The holder of any Warrant may subscribe for and purchase a whole number of Warrant Shares that is less than the number that the holder is entitled to purchase pursuant to a surrendered Warrant. In such event, the holder thereof shall be entitled to receive a new Warrant Certificate, bearing the same legend(s), if applicable, in respect of the balance of Warrants that were not then exercised. Notwithstanding anything herein contained including any adjustment provided for in Section 2.16, the Company shall not be required, upon the exercise of any Warrants, to issue fractions of Warrant Shares. Warrants may only be exercised in a sufficient number to acquire whole numbers of Warrant Shares. Any fractional Warrant Shares shall be rounded down to the nearest whole number and the holder of such Warrants shall not be entitled to any compensation in respect of any fractional Warrant Shares which are not issued.

3.7	U.S. Restrictions; Legended Certificates.

(1)            Other than as expressly provided in subsection 3.7(2), (a) Warrants may not be exercised within the United States, or by or on behalf of any U.S. Person or any person in the United States; and (b) no Warrant Shares issued upon exercise of Warrants may be delivered to any address in the United States.

(2)            Notwithstanding subsection 3.7(1), Warrants may be exercised in the United States, or for the account or benefit of a U.S. Person or a person in the United States, and Warrant Shares issued upon exercise of any such Warrants may be delivered to an address in the United States, provided that (a) the person exercising the Warrants is an Accredited Investor, and (b) the person exercising the Warrants delivers a completed and executed U.S. Purchaser Letter or Qualified Institutional Buyer Letter.

(3)            Warrant Shares, issued to, or for the account or benefit of, a U.S. Warrantholder as indicated on the Exercise Notice duly completed and executed by such U.S. Warrantholder (and any certificates or DRS advices issued in replacement thereof or in substitution therefor) must be issued only in individually certificated form or DRS advice, unless the U.S. Warrantholder has executed and delivered a Qualified Institutional Buyer Letter to the Company and the Warrant Agent. Certificates representing Warrant Shares issued upon the exercise of Warrants, pursuant to box 2 or 3 on the Exercise Notice, shall bear or deem to bear the legend set forth in subsection 2.7(2).

3.8	Transfer Fees and Taxes

If any of the Warrant Shares subscribed for are to be issued to a person or persons other than the Registered Warrantholder, the Registered Warrantholder shall execute the form of transfer and will comply with such reasonable requirements as the Warrant Agent may stipulate and will pay to the Company or the Warrant Agent on behalf of the Company, all applicable transfer or similar taxes and the Company will not be required to issue or deliver certificates evidencing Warrant Shares unless or until such Warrantholder shall have paid to the Company or the Warrant Agent on behalf of the Company, the amount of such tax or shall have established to the satisfaction of the Company and the Warrant Agent that such tax has been paid or that no tax is due.

3.9	Warrant Agency

To facilitate the exchange, transfer or exercise of Warrants and compliance with such other terms and conditions hereof as may be required, the Company has appointed the warrant agency in Calgary, Alberta, as the agency at which Warrants may be surrendered for exchange or transfer or at which Warrants may be exercised and the Warrant Agent has accepted such appointment. The Company may from time to time designate alternate or additional places as the warrant agency (subject to the Warrant Agent’s prior approval) and will give notice to the Warrant Agent of any proposed change of the warrant agency. Branch registers shall also be kept at such other place or places, if any, as the Company, with the approval of the Warrant Agent, may designate. The Warrant Agent will from time to time when requested to do so by the Company or any Registered Warrantholder, upon payment of the Warrant Agent’s reasonable charges, furnish a list of the names and addresses of Registered Warrantholders showing the number of Warrants held by each such Registered Warrantholder.

3.10	Acceleration Right

In the event that the Early Expiry Event occurs, the Company shall have the right, but not the obligation, to exercise the Acceleration Right. In the event the Company elects to exercise the Acceleration Right, the Company shall deliver the Early Expiry Notice to the Warrant Agent and the Warrant Agent shall deliver the Early Expiry Notice to each of the Registered Warrantholders pursuant to Section 9.2 within ten (10) Business Days of the occurrence of the Early Expiry Event. Upon delivery of the Early Expiry Notice, Warrantholders shall have the right, but not the obligation, to exercise their Warrants pursuant to the terms set forth herein and in the Warrant Certificates. The Early Expiry Notice shall also be distributed by press release.

3.11	Expiration of Warrant

After the Time of Expiry, all rights under any Warrant in respect of which the right of subscription and purchase herein and therein provided for shall not theretofore have been exercised shall wholly cease and terminate and such Warrant shall be void and of no effect.

3.12	Accounting and Recording

(1)            The Warrant Agent shall promptly account to the Company with respect to Warrants exercised and, shall promptly forward to the Company (or into an account or accounts of the Company with the bank or trust company designated by the Company for that purpose), all monies received by the Warrant Agent on the subscription of Warrant Shares through the exercise of Warrants. All such monies and any securities or other instruments, from time to time received by the Warrant Agent, shall be received in trust for, and shall be segregated and kept apart by the Warrant Agent, the Warrantholders and the Company as their interests may appear.

(2)            The Warrant Agent shall record the particulars of Warrants exercised, which particulars shall include the names and addresses of the persons who become holders of Warrant Shares on exercise and the Exercise Date, in respect thereof. The Warrant Agent shall provide such particulars in writing to the Company within five (5) Business Days of any request by the Company therefor.

3.13	[Reserved].

3.14	Securities Restrictions

Notwithstanding anything herein contained, Warrant Shares will be issued upon exercise of a Warrant only in compliance with the securities laws of any applicable jurisdiction.

ARTICLE 4

COVENANTS

4.1	General Covenants of the Company

The Company represents, warrants and covenants with the Warrant Agent for the benefit of the Warrant Agent and the Warrantholders that:

(1)            The Company will at all times, so long as any Warrants remain outstanding, maintain its existence, unless otherwise inconsistent with the fiduciary duties of the board of directors of the Company, and will carry on and conduct its business in a prudent manner in accordance with industry standards and good business practice, and will keep or cause to be kept proper books of account in accordance with applicable law until the Time of Expiry.

(2)            The Company will use its commercially reasonable efforts to ensure that all Subordinate Voting Shares outstanding or issuable from time to time (including without limitation the Subordinate Voting Shares issuable on the exercise of the Warrants) (or, if, as permitted in accordance with and subject to the terms and conditions of the Indenture, the Company enters into an amalgamation, arrangement, merger or other business combination of the Company with or into any other corporation or other entity which effects a change of the Subordinate Voting Shares into other shares or an exchange of the Subordinate Voting Shares for other securities (including securities of another entity), such securities) continue to be or are listed and posted for trading on the NEO Exchange (or another Eligible Market).

(3)            The Company will make all requisite filings under applicable Canadian securities legislation (including stock exchange rules) and any other applicable securities legislation, including those necessary to remain a reporting issuer not in default in each of the provinces and other jurisdictions where it is or becomes a reporting issuer or has similar reporting or disclosure obligations.

(4)            The Company is duly authorized to create and issue the Warrants to be issued hereunder and the Warrants, when issued and Authenticated or certified, as applicable, will be valid, binding and enforceable obligations of the Company.

(5)            The Company will allot and reserve and keep available a sufficient number of Warrant Shares for issuance upon the exercise of Warrants issued by the Company.

(6)            The Company will cause the Warrant Shares from time to time subscribed for pursuant to the exercise of Warrants issued by the Company hereunder, in the manner herein provided, to be duly issued in accordance with the Warrants and the terms hereof.

(7)            The Company will cause the certificates representing the Warrant Shares from time to time to be acquired, pursuant to the Warrants in the manner herein provided, to be duly issued and delivered in accordance with the Warrants and the terms hereof.

(8)            All Warrant Shares that shall be issued by the Company upon exercise of the rights provided for herein shall be issued as fully paid and non-assessable Subordinate Voting Shares or Restricted Voting Shares, as the case may be.

(9)            The Company will perform and carry out all of the acts or things to be done by it as provided in this Indenture.

(10)            The Company will not, by amendment of its articles or bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issuance or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Indenture, and will at all times in good faith carry out all the provisions of this Indenture and take all action as may be reasonably required to protect the rights of the Warrantholders. Notwithstanding anything herein to the contrary, if after the date hereof, Warrantholders are not permitted to exercise the Warrants in full for any reason (other than pursuant to restrictions set forth in Section 3.13 hereof), the Company shall use its commercially reasonable efforts to promptly remedy such failure, including, without limitation, obtaining such consents or approvals as necessary to permit such exercise into Underlying Shares.

(11)            The Company will promptly advise the Warrant Agent and the Warrantholders in writing of any breach or default under the terms of this Indenture no later than ten (10) Business Days following the occurrence of such breach or default.

(12)            The Company will use its commercially reasonable efforts to cause the Warrant Agent to keep open the register of Warrantholders during the Warrant Agent’s regular business hours and will not take any action or omit to take any action which would have the effect of preventing the Warrantholders from receiving any of the Warrant Shares issuable upon exercise of the Warrants.

4.2	Securities Qualification Requirements

(1)            If, in the opinion of counsel, any instrument is required to be filed with, or any permission, order or ruling is required to be obtained from, any securities regulatory authority or any other step is required under any federal or provincial law of Canada or any applicable U.S. state and federal securities laws before the Warrant Shares may be issued or delivered to a Warrantholder, the Company covenants that it will use its commercially reasonable efforts to file such instrument, obtain such permission, order or ruling or take all such other actions, at its expense, as is required or appropriate in the circumstances.

(2)            The Company will give written notice of the issue of Warrant Shares pursuant to the exercise of Warrants, in such detail as may be required, to each securities regulatory authority in each jurisdiction in which there is legislation requiring the giving of any such notice.

4.3	Warrant Agent’s Remuneration and Expenses

The Company covenants that it will pay to the Warrant Agent from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Warrant Agent upon its request for all reasonable expenses, disbursements and advances incurred or made by the Warrant Agent in the administration or execution of the duties and obligations hereby created (including the reasonable compensation and the disbursements of its counsel and all other advisers, experts, accountants and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Warrant Agent hereunder shall be finally and fully performed. Any amount owing hereunder and remaining unpaid after 30 days from the invoice date will bear interest at the then current rate charged by the Warrant Agent against unpaid invoices and shall be payable upon demand. This Section 4.3 shall survive the resignation or removal of the Warrant Agent and/or the termination of this Indenture.

4.4	[Reserved]

4.5	Performance of Covenants by Warrant Agent

If the Company shall fail to perform any of its covenants contained in this Indenture and the Company has not rectified such failure within ten (10) Business Days after either giving notice of such default pursuant to subsection 4.1(10) or receiving written notice from the Warrant Agent of such failure, the Warrant Agent may notify the Warrantholders of such failure on the part of the Company or may itself perform any of the said covenants capable of being performed by it, but shall be under no obligation to provide such notice or perform said covenants. All reasonable sums expended or disbursed by the Warrant Agent in so doing shall be repayable as provided in Section 4.3. No such performance, expenditure or advance by the Warrant Agent shall be deemed to relieve the Company of any default hereunder or of its continuing obligations under the covenants herein contained.

ARTICLE 5

ENFORCEMENT

5.1	Suits by Warrantholders

Subject to Section 6.10, all or any of the rights conferred upon a Warrantholder by the terms of the Warrants held by such holder and/or this Indenture may be enforced by such Warrantholder by appropriate legal proceedings but without prejudice to the right that is hereby conferred upon the Warrant Agent to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the holders of the Warrants from time to time outstanding. The Warrant Agent shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may reasonably be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Warrantholders.

5.2	Suits by the Company

The Company shall have the right to enforce full payment of the Exercise Price of all Warrant Shares issued by the Warrant Agent to a Registered Warrantholder hereunder and shall be entitled to demand such payment from the Registered Warrantholder or alternatively to instruct the Warrant Agent to cancel the share certificates representing such Warrant Shares and amend the securities register of the Company accordingly.

5.3	Limitation of Liability

The obligations hereunder (including without limitation under subsection 8.7(5)) are not personally binding upon, nor shall resort hereunder be had to, the private property of any of the past, present or future directors or shareholders of the Company or any of the past, present or future officers, employees or agents of the Company, but only the property of the Company (or any successor person) shall be bound in respect hereof.

5.4	Waiver of Default

Upon the happening of any default hereunder:

(1)            the Registered Warrantholders of not less than 51% of the Warrants then outstanding shall have power (in addition to the powers exercisable by extraordinary resolution) by requisition in writing to instruct the Warrant Agent to waive any default hereunder and the Warrant Agent shall thereupon waive the default upon such terms and conditions as shall be prescribed in such requisition;

(2)            the Warrant Agent shall have power to waive any default hereunder upon such terms and conditions as the Warrant Agent may deem advisable, on the advice of counsel, if, in the Warrant Agent’s opinion, based on the advice of counsel, the same shall have been cured or adequate provision made therefor;

provided that no delay or omission of the Warrant Agent or of the Registered Warrantholders to exercise any right or power accruing upon any default shall impair any such right or power or shall be construed to be a waiver of any such default or acquiescence therein and provided further that no act or omission either of the Warrant Agent or of the Registered Warrantholders in the premises shall extend to or be taken in any manner whatsoever to affect any subsequent default hereunder of the rights resulting therefrom.

ARTICLE 6

MEETINGS OF WARRANTHOLDERS

6.1	Right to Convene Meetings

The Warrant Agent may at any time and from time to time, and shall on receipt of a written request of the Company or of a Warrantholders’ Request, convene a meeting of the Warrantholders provided that the Warrant Agent has been provided with sufficient funds and is indemnified to its reasonable satisfaction by the Company or by the Warrantholders signing such Warrantholders’ Request against the costs, charges, expenses and liabilities that may be incurred in connection with the calling and holding of such meeting. If within 15 Business Days after the receipt of a written request of the Company or a Warrantholders’ Request, funding and indemnity given as aforesaid the Warrant Agent fails to give the requisite notice specified in Section 6.2 to convene a meeting, the Company or such Warrantholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Vancouver, British Columbia or at such other place as may be approved or determined by the Warrant Agent. Any meeting held pursuant to this Article 6 may be done through a virtual or electronic meeting platform, subject to the Warrant Agent's capabilities at the time.

6.2	Notice

At least 21 days’ prior notice of any meeting of Warrantholders shall be given to the Warrantholders at the expense of the Company in the manner provided for in Section 9.2 and a copy of such notice shall be delivered to the Warrant Agent unless the meeting has been called by it, and to the Company unless the meeting has been called by it. Such notice shall state the date, time and place of the meeting, the general nature of the business to be transacted and shall contain such information as is reasonably necessary to enable the Warrantholders to make a reasoned decision on the matter, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 6. The notice convening any such meeting may be signed by an appropriate officer of the Warrant Agent or of the Company or the person designated by such Warrantholders, as the case may be.

6.3	Chairman

The Warrant Agent may nominate in writing an individual (who need not be a Warrantholder) to be chairman of the meeting and if no individual is so nominated, or if the individual so nominated is not present within 30 minutes after the time fixed for the holding of the meeting, the Warrantholders present in person or by proxy shall appoint an individual present to be chairman of the meeting. The chairman of the meeting need not be a Warrantholder.

6.4	Quorum

Subject to the provisions of Section 6.11, at any meeting of the Warrantholders a quorum shall consist of two Warrantholders present in person or represented by proxy and representing at least 25% of the aggregate number of Warrants then outstanding. If a quorum of the Warrantholders shall not be present within one-half hour from the time fixed for holding any meeting, the meeting, if summoned by the Warrantholders or on a Warrantholders’ Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day) at the same time and place to the extent possible and, subject to the provisions of Section 6.11, no notice of the adjournment need be given. Any business may be brought before or dealt with at an adjourned meeting that might have been dealt with at the original meeting in accordance with the notice calling the same. At the adjourned meeting the Warrantholders present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened, notwithstanding that there may not be two or more persons present that represent at least 25% of the aggregate number of Warrants then unexercised and outstanding. No business shall be transacted at any meeting, except an adjourned meeting as described above, unless a quorum is present at the commencement of business.

6.5	Power to Adjourn

The chairman of any meeting at which a quorum of the Warrantholders is present may, with the consent of the meeting, adjourn any such meeting, and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

6.6	Show of Hands

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on an extraordinary resolution shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

6.7	Poll and Voting

On every extraordinary resolution, and when demanded by the chairman or by one or more of the Warrantholders acting in person or by proxy on any other question submitted to a meeting and after a vote by show of hands, a poll shall be taken in such manner as the chairman shall direct. Questions other than those required to be determined by extraordinary resolution shall be decided by a majority of the votes cast on the poll. On a show of hands, every person who is present and entitled to vote, whether as a Warrantholder or as proxy for one or more absent Warrantholders, or both, shall have one vote. On a poll, each Warrantholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each whole Warrant then held by such holder. A proxy need not be a Warrantholder. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Warrants, if any, held or represented by the chairman.

6.8	Regulations

Subject to the provisions of this Indenture, the Warrant Agent or the Company with the approval of the Warrant Agent may from time to time make and from time to time vary such regulations as it shall consider necessary or appropriate:

(a)	for the deposit of instruments appointing proxies at such place and time as the Warrant Agent, the Company or the Warrantholders convening the meeting, as the case may be, may in the notice convening the meeting direct;

(b)	for the deposit of instruments appointing proxies at some approved place other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed or forwarded via facsimile before the meeting to the Company or to the Warrant Agent at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

(c)	for the form of instrument appointing a proxy and the manner in which the form of proxy may be executed; and

(d)	generally for the calling of meetings of Warrantholders and the conduct of business thereat including setting a record date for Warrantholders entitled to receive notice of or to vote at such meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as a Warrantholder, or be entitled to vote or be present at the meeting in respect thereof (subject to Section 6.9), shall be Warrantholders or persons holding proxies of Warrantholders.

6.9	Company, Warrant Agent and Counsel may be Represented

The Company, the Warrantholders and the Warrant Agent, by their respective directors, officers and employees and the counsel for each of the Company, the Warrantholders and the Warrant Agent may attend any meeting of the Warrantholders and speak thereat but shall not be entitled to vote unless in their capacities as Warrantholders or proxies therefor.

6.10	Powers Exercisable by Extraordinary Resolution

In addition to all other powers conferred upon them by any other provisions of this Indenture or by law, the Warrantholders at a meeting shall have the power, exercisable from time to time by extraordinary resolution:

(a)	except for matters governed by Section 6.12, to agree to any modification, alteration, compromise or arrangement of the rights of Warrantholders and/or the Warrant Agent in its capacity as warrant agent hereunder (subject to the Warrant Agent’s approval) or on behalf of the Warrantholders against the Company, whether such rights arise under this Indenture or the Warrants or otherwise;

(b)	to amend, modify or repeal any extraordinary resolution previously passed or sanctioned by the Warrantholders;

(c)	to direct or authorize the Warrant Agent (subject to the Warrant Agent receiving funding and indemnity to its satisfaction) to enforce any of the covenants on the part of the Company contained in this Indenture or the Warrants or to enforce any of the rights of the Warrantholders in any manner specified in such extraordinary resolution or to refrain from enforcing any such covenant or right;

(d)	to waive, authorize and direct the Warrant Agent to waive any default on the part of the Company in complying with any provisions of this Indenture or the Warrants either unconditionally or upon any conditions specified in such extraordinary resolution;

(e)	to restrain any Warrantholder from taking or instituting any suit, action or proceeding against the Company for the enforcement of any of the covenants on the part of the Company contained in this Indenture or the Warrants or to enforce any of the rights of the Warrantholders;

(f)	to direct any Warrantholder who, as such, has brought any suit, action or proceeding to stay or discontinue or otherwise deal with any such suit, action or proceeding, upon payment of the costs, charges and expenses reasonably and properly incurred by such Warrantholder in connection therewith;

(g)	to assent to any change in or omission from the provisions contained in this Indenture or any ancillary or supplemental instrument which may be agreed to by the Company, and to authorize the Warrant Agent to concur in and execute any ancillary or supplemental indenture embodying the change or omission;

(h)	with the consent of the Company, such consent not to be unreasonably withheld, to remove the Warrant Agent or its successor in office and to appoint a new warrant agent or warrant agents to take the place of the Warrant Agent so removed; and

(i)	to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Company.

6.11	Meaning of “Extraordinary Resolution”

(1)            The expression “extraordinary resolution” when used in this Indenture means, subject as hereinafter in this Section 6.11 and in Section 6.15 provided, a resolution proposed at a meeting of Warrantholders duly convened for that purpose and held in accordance with the provisions of this Article 6 at which there are present in person or by proxy at least two Warrantholders representing at least 25% of the aggregate number of all the then outstanding Warrants and passed by the affirmative votes of Warrantholders representing not less than 66⅔% of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll for such resolution.

(2)            If, at any meeting called for the purpose of passing an extraordinary resolution, Warrantholders representing at least 25% of the aggregate number of all the then outstanding Warrants are not present in person or by proxy within one-half hour after the time appointed for the meeting, then the meeting, if convened by Warrantholders or on a Warrantholders’ Request, shall be dissolved; but in any other case it shall stand adjourned to such day, being not less than ten (10) Business Days later, and to such place and time as may be appointed by the chairman. Not less than three (3) Business Days prior notice shall be given of the time and place of such adjourned meeting in the manner provided in sections 9.1 and 9.2. Such notice shall state that at the adjourned meeting the Warrantholders present in person or represented by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Warrantholders present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection 6.11(1) shall be an extraordinary resolution within the meaning of this Indenture notwithstanding that there may not be two or more Warrantholders representing at least 25% of all the then outstanding Warrants present in person or represented by proxy at such adjourned meeting.

(3)            Votes on an extraordinary resolution shall always be given on a poll and no demand for a poll on an extraordinary resolution shall be necessary.

6.12	[Reserved]

6.13	Powers Cumulative

It is hereby declared and agreed that any one or more of the powers or any combination of the powers in this Indenture stated to be exercisable by the Warrantholders by extraordinary resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Warrantholders to exercise such powers or combination of powers then or thereafter from time to time.

6.14	Minutes

Minutes of all resolutions and proceedings at every meeting of Warrantholders as aforesaid shall be made and duly entered in books to be provided for that purpose by the Warrant Agent at the expense of the Company and any minutes as aforesaid, if signed by the chairman of the meeting at which resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Warrantholders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken, to have been duly passed and taken.

6.15	Instruments in Writing

All actions that may be taken and all powers that may be exercised by the Warrantholders at a meeting held as provided in this Article 6 also may be taken and exercised by Warrantholders representing a majority, or in the case of an extraordinary resolution at least 66⅔%, of the aggregate number of all the then outstanding Warrants by an instrument in writing signed in one or more counterparts by such Warrantholders in person or by attorney duly appointed in writing, and the expression “extraordinary resolution” when used in this Indenture shall include an instrument so signed.

6.16	Binding Effect of Resolutions

Every resolution and every extraordinary resolution passed in accordance with the provisions of this Article 6 at a meeting of Warrantholders shall be binding upon all Warrantholders, whether present at or absent from such meeting, and every instrument in writing signed by Warrantholders in accordance with Section 6.15 shall be binding upon all the Warrantholders, whether signatories thereto or not, and each and every Warrantholder and the Warrant Agent (subject to the provisions for indemnity herein contained) shall be bound to give effect accordingly to every such resolution and instrument in writing. In the case of an instrument in writing, the Company shall cause the Warrant Agent to give notice in the manner contemplated in sections 9.1 and 9.2 of the effect of the instrument in writing to all Warrantholders as soon as is reasonably practicable.

6.17	Holdings by the Company or Subsidiaries of the Company Disregarded

(1)            In determining whether Warrantholders are present at a meeting of Warrantholders for the purpose of determining a quorum or have concurred in any consent, waiver, extraordinary resolution, Warrantholders’ Request or other action under this Indenture, Warrants owned legally or beneficially by the Company or its Subsidiaries or in partnership of which the Company is directly or indirectly a party to shall be disregarded.

(2)            For the purpose of disregarding any Warrants owned legally or beneficially by the Company, the Company shall provide a certificate as to the registration particulars of any Warrants held by the Company or its Subsidiaries or in partnership of which the Company is directly or indirectly a party, setting forth as at the date of such certificate:

(a)	the names (other than the name of the Company) of the Registered Warrantholders which, to the knowledge of the Company, are owned by or held for the account of the Company; and

(b)	the number of Warrants owned legally or beneficially by the Company;

and the Warrant Agent, in making the computations shall be entitled to rely on such certificate without any additional evidence.

ARTICLE 7

SUPPLEMENTAL INDENTURES AND SUCCESSOR COMPANIES

7.1	Provision for Supplemental Indentures for Certain Purposes

From time to time the Company (if properly authorized by its board of directors) and the Warrant Agent may, subject to the provisions hereof, and they shall, when so required hereby, execute and deliver by their proper officers, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a)	providing for the issuance of additional Warrants hereunder, including Warrants in excess of the number set out in Section 2.1 and any consequential amendments hereto as may be required by the Warrant Agent, relying on the advice (but for certainty, not an opinion) of counsel;

(b)	setting forth adjustments in the application of Article 2;

(c)	adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of counsel are necessary or advisable, provided that the same are not in the opinion of the Warrant Agent, relying on the advice of counsel, prejudicial to the interests of the Warrantholders as a group;

(d)	giving effect to any extraordinary resolution passed as provided in Article 6;

(e)	making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder provided that such provisions are not, in the opinion of the Warrant Agent, relying on the advice of counsel, prejudicial to the interests of the Warrantholders as a group;

(f)	adding to or amending the provisions hereof in respect of the transfer of Warrants, making provision for the exchange of Warrants and making any modification in the form of the Warrant Certificate that does not affect the substance thereof;

(g)	amending any of the provisions of this Indenture or relieving the Company from any of the obligations, conditions or restrictions herein contained, provided that no such amendment or relief shall be or become operative or effective if, in the opinion of the Warrant Agent, relying on the advice of counsel, such amendment or relief impairs any of the rights of the Warrantholders as a group or of the Warrant Agent, and provided further that the Warrant Agent may in its sole discretion decline to enter into any supplemental indenture that in its opinion may not afford adequate protection to the Warrant Agent when the same shall become operative; and

(h)	for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or clerical omissions herein, provided that, in the opinion of the Warrant Agent, relying on the advice of counsel, the rights of the Warrant Agent and the Warrantholders as a group are in no way prejudiced thereby.

7.2	Successor Companies

In the case of the amalgamation, consolidation, arrangement, merger or transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another person (a “successor company”), the successor company resulting from the amalgamation, consolidation, arrangement, merger or transfer (if not the Company) shall be bound by the provisions hereof and all obligations for the due and punctual performance and observance of each and every covenant and obligation contained in this Indenture to be performed by the Company and the successor company shall by supplemental indenture satisfactory in form and substance to the Warrant Agent and executed and delivered by the successor company to the Warrant Agent, expressly assume those obligations.

ARTICLE 8

CONCERNING THE WARRANT AGENT

8.1	Indenture Legislation

(1)            If and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of Applicable Legislation, such mandatory requirement shall prevail.

(2)            The Company and the Warrant Agent agree that each will at all times in relation to this Indenture and any action to be taken hereunder observe and comply with and be entitled to the benefit of Applicable Legislation.

8.2	Rights and Duties of Warrant Agent

(1)            The Warrant Agent accepts the duties and responsibilities under this Indenture, solely as custodian, bailee and agent. No trust is intended to be, or is or will be, created hereby and the Warrant Agent shall owe no duties hereunder as a trustee.

(2)            In the exercise of the rights and duties prescribed or conferred by the terms of this Indenture, the Warrant Agent shall act honestly and in good faith and shall exercise the degree of care, diligence and skill that a reasonably prudent warrant agent would exercise in comparable circumstances. No provision of this Indenture shall be construed to relieve the Warrant Agent from, or require any other person to indemnify the Warrant Agent against liability for its own gross negligence, willful misconduct, bad faith or fraud.

(3)            The Warrant Agent shall not be bound to do or take any act, action or proceeding for the enforcement of any of the obligations of the Company under this Indenture unless and until it shall have received a Warrantholders’ Request specifying the act, action or proceeding that the Warrant Agent is requested to take. The obligation of the Warrant Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Warrant Agent or the Warrantholders hereunder shall be conditional upon the Warrantholders furnishing, when required by notice in writing by the Warrant Agent, sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Warrant Agent and its counsel to protect and hold harmless the Warrant Agent, its officers, directors, employees, agents, successors and assigns against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Indenture shall require the Warrant Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified and funded as aforesaid.

(4)            The Warrant Agent may, before commencing any act, action or proceeding, or at any time during the continuance thereof require the Warrantholders at whose instance it is acting to deposit with the Warrant Agent the Warrants held by them, for which Warrants the Warrant Agent shall issue receipts.

(5)            Every provision of this Indenture that, by its terms, relieves the Warrant Agent of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of Applicable Legislation, this Section 8.2 and Section 8.3.

(6)            The Warrant Agent shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereunder unless and until it shall have been required to do so under the terms hereof; nor shall the Warrant Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall specifically set out the default desired to be brought to the attention of the Warrant Agent and in the absence of such notice the Warrant Agent may for all purposes of this Indenture conclusively assume that no default has occurred or been made in the performance or observance of the representations, warranties and covenants, agreements or conditions herein contained. Any such notice shall in no way limit any discretion herein given to the Warrant Agent to determine whether or not the Warrant Agent shall take action with respect to any default.

(7)            In this Indenture, whenever confirmations or instructions are required to be given to the Warrant Agent, in order to be valid, such confirmations and instructions shall be in writing.

8.3	Evidence, Experts and Advisers

(1)            In addition to the reports, certificates, opinions and other evidence required by this Indenture, the Company shall furnish to the Warrant Agent such additional evidence of compliance with any provision hereof and in such form as may be prescribed by Applicable Legislation or as the Warrant Agent may reasonably require by written notice to the Company.

(2)            In the exercise of its rights and duties hereunder, the Warrant Agent may, if it is acting in good faith, act and rely absolutely as to the truth of the statements and the accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports, written requests, consents, or orders of the Company, certificates of the Company or other evidence furnished to the Warrant Agent pursuant to any provision hereof or of Applicable Legislation or pursuant to a request of the Warrant Agent. The Warrant Agent shall be under no responsibility in respect of the validity of this Indenture or the execution and delivery hereof by or on behalf of the Company or in respect of the validity or the execution of any Warrant Certificate by the Company and issued hereunder, nor shall it be responsible for any breach by the Company of any covenant or condition contained in this Indenture or in any such Warrant Certificate; nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any securities to be issued upon the right to acquire provided for in this Indenture and/or in any Warrant or as to whether any securities will when issued be duly authorized or be validly issued and fully paid and non-assessable.

(3)            Whenever Applicable Legislation requires that evidence referred to in subsection 8.3(1) be in the form of a statutory declaration, the Warrant Agent may accept the statutory declaration in lieu of a certificate of the Company required by any provision hereof. Any such statutory declaration may be made by one or more of the directors or officers of the Company and may be relied upon by the Warrant Agent in good faith without further inquiry.

(4)            Proof of the execution of an instrument in writing, including a Warrantholders’ Request, by any Warrantholder may be made by a certificate of a notary public or other person with similar powers that the person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Warrant Agent may consider adequate and in respect of a corporate Warrantholder, shall include a certificate of incumbency of such Warrantholder together with a certified resolution authorizing the person who signs such instrument to sign such instrument.

(5)            The Warrant Agent may act and rely and shall be protected in acting and relying upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter, or other paper document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties. The Warrant Agent shall be protected in acting and relying upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter or other paper document received in facsimile or e-mail form.

(6)            The Warrant Agent may employ or retain such counsel, accountants, engineers, appraisers or other experts or advisers as it may reasonably require for the purpose of determining and discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any counsel and shall not be responsible for any misconduct or negligence on the part of any of them who has been selected with due care by the Warrant Agent. Any reasonable remuneration paid by the Warrant Agent shall be paid by the Company in accordance with Section 4.3.

(7)            The Warrant Agent may act and rely and shall be protected in acting and relying in good faith on the opinion or advice of or information obtained from any counsel, accountant, appraiser, engineer or other expert or advisor, whether retained or employed by the Company or the Warrant Agent, in relation to any matter arising in fulfilling its duties and obligations hereof.

(8)            The Warrant Agent may, as a condition precedent to any action to be taken by it under this Indenture, require such opinions, statutory declarations, reports, certificates or other evidence as it, acting reasonably, considers necessary or advisable in the circumstances.

(9)            The Warrant Agent is not required to expend or place its own funds at risk in executing its duties and obligations.

8.4	Securities, Documents and Monies Held by Warrant Agent

Until released in accordance with this Indenture, any funds received hereunder shall be kept in segregated records of the Warrant Agent and the Warrant Agent shall place the funds in segregated trust accounts of the Warrant Agent at one or more of the Canadian Chartered Banks listed in Schedule 1 of the Bank Act (Canada) (“Approved Bank”). All amounts held by the Warrant Agent pursuant to this Indenture shall be held by the Warrant Agent for the Company and the delivery of the funds to the Warrant Agent shall not give rise to a debtor-creditor or other similar relationship. The amounts held by the Warrant Agent pursuant to this Indenture are at the sole risk of the Company and, without limiting the generality of the foregoing, the Warrant Agent shall have no responsibility or liability for any diminution of the funds which may result from any deposit made with an Approved Bank pursuant to this Section 8.4, including any losses resulting from a default by the Approved Bank or other credit losses (whether or not resulting from such a default). The Company acknowledges and agree that the Warrant Agent will have acted prudently in depositing the funds at any Approved Bank, and that the Warrant Agent is not required to make any further inquiries in respect of any such bank. The Warrant Agent may hold cash balances constituting part or all of such monies and need not, invest the same; the Warrant Agent shall not be liable to account for any profit to the Company or to any other person or entity.

8.5	Actions by Warrant Agent to Protect Interests

Subject to the provisions of this Indenture and Applicable Legislation, the Warrant Agent shall have the power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Warrantholders.

8.6	Warrant Agent not Required to Give Security

The Warrant Agent shall not be required to give any bond or security in respect of the execution of the duties and obligations of this Indenture or otherwise.

8.7	Protection of Warrant Agent

By way of supplement to the provisions of any law for the time being relating to warrant agents, it is expressly declared and agreed as follows:

(1)            The Warrant Agent shall not be liable for or by reason of any representations, statements of fact or recitals in this Indenture or in the Warrants (except the representation contained the certificate of the Warrant Agent on the Warrants) or be required to verify the same and all such statements of fact or recitals are and shall be deemed to be made by the Company (except the representation contained in the certificate of the Warrant Agent on the Warrants).

(2)            Nothing herein contained shall impose any obligation on the Warrant Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto.

(3)            The Warrant Agent shall not be bound to give notice to any person or persons of the execution hereof.

(4)            The Warrant Agent shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Company of any of the covenants or warranties herein contained or of any acts of any directors, officers, employees, agents or servants of the Company.

(5)            Without limiting any protection or indemnity of the Warrant Agent under any other provision hereof, or otherwise at law, the Company hereby agrees to indemnify and hold harmless the Warrant Agent and its affiliates, their officers, directors, agents and employees, successors and assigns (the “Indemnified Parties”) from and against any and all liabilities whatsoever, losses, damages, penalties, claims, demands, actions, suits, proceedings, costs, charges, assessments, judgements, expenses and disbursements, including reasonable legal or advisor fees and disbursements, of whatever kind and nature which may at any time be imposed on, incurred by or asserted against the Indemnified Parties, or any of them, whether at law or in equity, in any way caused by or arising directly or indirectly, in respect of any act, deed, matter or thing whatsoever, made done acquiesced in or omitted in or about or in relation to the execution of the Indemnified Parties’ duties, or any other services that the Warrant Agent may provide in connection with or in any way relating to this Indenture. The Company agrees that its liability hereunder shall be absolute and unconditional regardless of the correctness of any representations of any third parties and regardless of any liability of third parties to the Indemnified Parties, and shall accrue and become enforceable without prior demand or any other precedent action or proceeding; provided that the Company shall not be required to indemnify the Indemnified Parties in the event of the gross negligence, willful misconduct, bad faith or fraud of the Warrant Agent. This provision shall survive the resignation or removal of the Warrant Agent, or the termination or discharge of this Indenture.

(6)            Notwithstanding the foregoing or any other provision of this Indenture, any liability of the Warrant Agent shall be limited, in the aggregate, to the amount of annual retainer fees paid by the Company to the Warrant Agent under this Indenture.

(7)            Notwithstanding any other provision of this Indenture, and whether such losses or damages are foreseeable or unforeseeable, the Warrant Agent shall not be liable under any circumstances whatsoever for any (a) breach by any other party of securities law or other rule of any securities regulatory authority, (b) lost profits or (c) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.

(8)            If any of the funds provided to the Warrant Agent hereunder are received by it in the form of an uncertified cheque or bank draft, the Warrant Agent shall be entitled to delay the release of such funds and the related Warrant Shares until such uncertified cheque has cleared the financial institution upon which the same is drawn.

(9)            The forwarding of a cheque or the sending of funds by wire transfer by the Warrant Agent will satisfy and discharge the liability of any amounts due to the extent of the sum represented thereby unless such cheque is not honoured on presentation, provided that in the event of the non-receipt of such cheque by the payee, or the loss or destruction thereof, the Warrant Agent, upon being furnished with reasonable evidence of such non-receipt, loss or destruction and indemnity reasonably satisfactory to it, will issue to such payee a replacement cheque for the amount of such cheque.

(10)            The Warrant Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Warrant Agent, in its sole judgement, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, economic sanctions, regulation or guideline. Further, should the Warrant Agent, in its sole judgement, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, economic sanctions, regulation or guideline, then it shall have the right to resign on 10 days’ written notice to the Company provided: (i) that the Warrant Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Warrant Agent’s satisfaction within such 10-day period, then such resignation shall not be effective.

(11)            The Warrant Agent shall not be liable for any error in judgment or for any act done or step taken or omitted by it in good faith or for any mistake, in fact or law, or for anything which it may do or refrain from doing in connection herewith except arising out of its own gross negligence, bad faith or willful misconduct.

8.8	Replacement of Warrant Agent

(1)            The Warrant Agent may resign its appointment and be discharged from all further duties and liabilities hereunder by giving to the Company not less than 60 days prior notice in writing or such shorter prior notice as the Company may accept as sufficient. The Warrantholders by extraordinary resolution shall have the power at any time to remove the existing Warrant Agent and to appoint a new Warrant Agent. In the event of the Warrant Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Company shall forthwith appoint a new Warrant Agent unless a new warrant agent has already been appointed by the Warrantholders; failing such appointment by the Company, the retiring Warrant Agent or any Warrantholder may apply to a judge of the Province of British Columbia at the Company’s expense, on such notice as such judge may direct, for the appointment of a new warrant agent; but any new warrant agent so appointed by the Company or by the Court shall be subject to removal as aforesaid by the Warrantholders. Any new warrant agent appointed under any provision of this Section 8.8 shall be a corporation authorized to carry on the business of a transfer agent, warrant agent or a trust company in the Province of British Columbia and, if required by Applicable Legislation of any other province, in such other province. On any such appointment the new warrant agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Warrant Agent without any further assurance, conveyance, act or deed; but there shall be immediately executed, at the expense of the Company, all such conveyances or other instruments as may, in the opinion of counsel, be necessary or advisable for the purpose of assuring the same to the new warrant agent, provided that any resignation or removal of the Warrant Agent and appointment of a successor warrant agent shall not become effective until the successor warrant agent shall have executed an appropriate instrument accepting such appointment and, at the request of the Company, the predecessor Warrant Agent, upon payment of its outstanding remuneration and expenses, shall execute and deliver to the successor Warrant Agent an appropriate instrument transferring to such successor warrant agent all rights and powers of the Warrant Agent hereunder and all securities, documents of title and other instruments and all monies and properties held by the Warrant Agent hereunder.

(2)            Upon the appointment of a successor warrant agent, the Company shall promptly notify the Warrantholders thereof in the manner provided for in Section 9.2.

(3)            Any corporation into or with which the Warrant Agent may be merged or consolidated or amalgamated, or to which all or substantially all of the corporate trust business is sold or any corporation succeeding to the corporate trust business of the Warrant Agent, shall be the successor to the Warrant Agent hereunder without any further act on its part or of any of the parties hereto, provided that such corporation would be eligible for appointment as a new Warrant Agent under subsection 8.8(1).

(4)            Any Warrants Authenticated or certified but not delivered by a predecessor Warrant Agent may be Authenticated or certified by the new or successor Warrant Agent in the name of the new or successor Warrant Agent.

8.9	Acceptance of Duties and Obligations

The Warrant Agent hereby accepts the duties and obligations in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and agrees to hold all rights, interests and benefits contained herein on behalf of those persons who become holders of Warrants from time to time issued under this Indenture.

8.10	Warrant Agent not to be Appointed Receiver

The Warrant Agent and any person related to the Warrant Agent shall not be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Company or any Subsidiary or any partnership of which the Company is directly or indirectly involved.

8.11	Authorization to Carry on Business

The Warrant Agent represents to the Company that it is registered to carry on the business of a transfer agent and warrant agent under Applicable Legislation in the Province of British Columbia.

8.12	Securities and Exchange Commission Certification

(1)            The Company confirms that as at the date of execution of this Indenture it does not have a class of securities registered pursuant to Section 12 of the U.S. Exchange Act or have a reporting obligation pursuant to Section 15(d) of the U.S. Exchange Act.

(2)            The Company covenants that in the event that (i) any class of its securities shall become registered pursuant to Section 12 of the U.S. Exchange Act or the Company shall incur a reporting obligation pursuant to Section 15(d) of the U.S. Exchange Act, or (ii) any such registration or reporting obligation shall be terminated by the Company in accordance with the U.S. Exchange Act, the Company shall promptly deliver to the Warrant Agent a certificate of the Company (in a form provided by the Warrant Agent) notifying the Warrant Agent of such registration or termination and such other information as the Warrant Agent may require at the time. The Company acknowledges that the Warrant Agent is relying upon the foregoing representation and covenants in order to meet certain United States Securities and Exchange Commission (“SEC”) obligations with respect to those clients who are filing with the SEC.

ARTICLE 9

GENERAL

9.1	Notice to the Company and the Warrant Agent

(1)            Unless herein otherwise expressly provided, any notice to be given hereunder to the Company or the Warrant Agent shall be deemed to be validly given if delivered, if sent by registered letter, postage prepaid or if transmitted by facsimile or email to the following addresses or facsimile numbers:

(a)	If to the Company, to:

Glass House Brands Inc.

3645 Long Beach Blvd.

Long Beach, California 90807

United States

Attention:	Kyle Kazan, Chief Executive Officer
Email:	[Redacted – Personal Information]

with a copy (which shall not constitute notice) to:

Bennett Jones LLP

100 King Street West, Suite 3400

Toronto, Ontario M5X 1A4

Attention:	Aaron Sonshine
E-mail:	sonshinea@bennettjones.com

(b)	If to the Warrant Agent, to:

Odyssey Trust Company

1230 – 300 5th Avenue S.W.

Calgary, Alberta T2P 3C4

Attention:	Corporate Trust
E-mail:	[Redacted – Personal Information]

and any notice given in accordance with the foregoing shall be deemed to have been received on the date of delivery if that date is a Business Day or, if mailed, on the fifth Business Day following the date of the postmark on such notice or, if transmitted by facsimile or email, on the next Business Day following the date of transmission.

(2)            The Company or the Warrant Agent, as the case may be, may from time to time notify the other in the manner provided in subsection 9.1(1) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Company or the Warrant Agent, as the case may be, for all purposes of this Indenture. A copy of any notice of change of address given pursuant to this subsection 9.1(2) shall be available for inspection at the principal corporate trust offices of the Warrant Agent in the City of Calgary, Alberta by Warrantholders during normal business hours.

(3)            If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrant Agent or to the Company hereunder could reasonably be considered unlikely to reach its destination, the notice shall be valid and effective only if it is delivered to an officer of the party to which it is addressed or if it is delivered to that party at the appropriate address provided in subsection 9.1(1) by facsimile, email or other means of prepaid, transmitted or recorded communication and any notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery to the officer or if delivered by facsimile, email or other means of prepaid, transmitted, recorded communication on the first Business Day following the date of the sending of the notice by the person giving the notice.

9.2	Notice to the Warrantholders

(1)            Any notice to the Warrantholders under the provisions of this Indenture shall be deemed to be validly given if the notice is sent by electronic mail or prepaid mail or, if delivered by hand, to the holders at their addresses appearing in the register of holders. Any notice so delivered shall be deemed to have been received on the date of delivery if that date is a Business Day or the first Business Day following the date of delivery if such date is not a Business Day or on the third Business Day following the date of mailing if delivered by mail. All notices may be given to whichever one of the Warrantholders (if more than one) is named first in the appropriate register hereinbefore mentioned, and any notice so given shall be sufficient notice to all Warrantholders and any other persons (if any) interested in such Warrants. Accidental error or omission in giving notice or accidental failure to mail notice to any Warrantholder will not invalidate any action or proceeding founded thereon.

(2)            If, by reason of strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrantholders could reasonably be considered unlikely to reach its destination, the notice may be given in a news release disseminated through a newswire service, filed on SEDAR and posted on the Company’s website; provided that in the case of a notice convening a meeting of the holders of Warrants, the Warrant Agent may require such additional publications of that notice, in Vancouver, British Columbia or in other cities or both, as it may deem necessary for the reasonable notification of the holders of Warrants or to comply with any applicable requirement of law or any stock exchange. Any notice so given shall be deemed to have been given on the day on which it has been published in all of the cities in which publication was required.

9.3	Force Majeure

No party hereto shall be liable to the others, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 9.3.

9.4	Privacy

The Company acknowledges that the Warrant Agent may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(a)	to provide the services required under this Indenture and other services that may be requested from time to time;

(b)	to help the Warrant Agent manage its servicing relationships with such individuals;

(c)	to meet the Warrant Agent’s legal and regulatory requirements; and

(d)	if Social Insurance Numbers are collected by the Warrant Agent, to perform tax reporting and to assist in verification of an individual’s identity for security purposes.

The Company acknowledges and agrees that the Warrant Agent may receive, collect, use and disclose personal information provided to it or acquired by it in the course of its acting as agent hereunder for the purposes described above and, generally, in the manner and on the terms described in its privacy code, which the Warrant Agent shall make available on its website, https://odysseytrust.com/, or upon request, including revisions thereto. The Warrant Agent may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides.

Further, the Company agrees it shall not provide or cause to be provided to the Warrant Agent any personal information relating to an individual who is not a party to this Indenture unless that party has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

9.5	Third Party Interests

The Company represents to the Warrant Agent that any account to be opened by, or interest to held by the Warrant Agent in connection with this Indenture, for or to the credit of such party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Warrant Agent’s prescribed form as to the particulars of such third party.

9.6	Discretion of Directors

Any matter provided herein to be determined by the directors in their sole discretion and determination so made will be conclusive.

9.7	Satisfaction and Discharge of Indenture

Upon the earlier of the Time of Expiry or the date by which there shall have been delivered to the Warrant Agent for exercise or cancellation in accordance with the provisions hereof all Warrants theretofore Authenticated or certified hereunder, this Indenture, except to the extent that Warrant Shares and any certificates therefor have not been issued and delivered hereunder or the Company has not performed any of its obligations hereunder, shall cease to be of further effect in respect of the Company, and the Warrant Agent, on written demand of and at the cost and expense of the Company, and upon delivery to the Warrant Agent of a certificate of the Company stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with and upon payment to the Warrant Agent of the expenses, fees and other remuneration payable to the Warrant Agent, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture; provided that if the Warrant Agent has not then performed any of its obligations hereunder any such satisfaction and discharge of the Company’s obligations hereunder shall not affect or diminish the rights of any Warrantholder or the Company against the Warrant Agent.

9.8	Severability

If, in any jurisdiction, any provision of this Indenture or its application to any party or circumstance is restricted, prohibited or unenforceable, such provision will, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Indenture and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other parties or circumstances.

9.9	Provisions of Indenture and Warrants for the Sole Benefit of Parties and Warrantholders

Nothing in this Indenture or the Warrant Certificates, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the holders from time to time of the Warrants any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Warrantholders.

9.10	Indenture to Prevail

To the extent of any discrepancy or inconsistency between the terms and conditions of this Indenture and the Warrant Certificate, the terms of this Indenture will prevail.

9.11	Assignment

Except as provided in Section 7.2 and subsection 8.8(3), this Indenture nor any benefits or burdens under this Indenture shall be assignable by the Company or the Warrant Agent without the prior written consent of the other party, such consent not to be unreasonably withheld. Subject to the foregoing, this Indenture shall enure to the benefit of and be binding upon the Company and the Warrant Agent and their respective successors (including any successor by reason of amalgamation) and permitted assigns.

9.12	Counterparts and Formal Date

This Indenture may be simultaneously executed in several counterparts and by electronic means, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set out at the top of the first page of this Indenture.

(Signature page follows)

IN WITNESS WHEREOF the parties hereto have executed this Indenture under the hands of their proper officers in that behalf.

GLASS HOUSE BRANDS INC.

Per:	(signed) "Kyle Kazan"
Authorized Signing Officer

ODYSSEY TRUST COMPANY

Per:	(signed) "Dan Sander"
Authorized Signing Officer

Per:	(signed) "Amy Douglas"
Authorized Signing Officer

[Signature Page to Warrant Indenture between Glass House Brands Inc. and Odyssey Trust Company]

SCHEDULE A

FORM OF WARRANT CERTIFICATE

SUBJECT TO THE COMPANY'S ACCELERATION RIGHT, THE WARRANTS EVIDENCED HEREBY ARE EXERCISABLE AT OR BEFORE 5:00 P.M. (TORONTO TIME) ON AUGUST 31, 2027, AFTER WHICH TIME THE WARRANTS EVIDENCED HEREBY SHALL BE DEEMED TO BE VOID AND OF NO FURTHER FORCE OR EFFECT.

For all certificated Warrants registered in the name of the CDS, the following legend shall be included:

(INSERT IF BEING ISSUED TO CDS) UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO GLASS HOUSE BRANDS INC. (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.

For all certificated Warrants issued to U.S. Warrantholders, also include the following legend:

THE SECURITIES REPRESENTED HEREBY (AND THE SECURITIES DELIVERABLE UPON THE EXERCISE THEREOF) HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR UNDER ANY SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES (AND THE SECURITIES DELIVERABLE UPON THE EXERCISE THEREOF), AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY: (A) TO THE COMPANY; (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS; (C) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (I) RULE 144 THEREUNDER, IF AVAILABLE, OR (II) RULE 144A THEREUNDER, IF AVAILABLE, AND, IN EACH CASE, IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS; OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR UNDER AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, AND, IN THE CASE OF CLAUSE (C)(I) OR (D), THE SELLER FURNISHES TO THE COMPANY AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY AND WARRANT AGENT TO SUCH EFFECT.

THESE WARRANTS MAY NOT BE EXERCISED BY OR ON BEHALF OF A U.S. PERSON OR A PERSON IN THE UNITED STATES UNLESS THE SHARES ISSUABLE UPON EXERCISE OF THESE WARRANTS HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR EXEMPTIONS FROM SUCH REGISTRATION REQUIREMENTS ARE AVAILABLE. “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.

A-1

WARRANTS TO PURCHASE SUBORDINATE VOTING SHARES

OR RESTRICTED VOTING SHARES

OF GLASS HOUSE BRANDS INC.

(a corporation incorporated pursuant to the laws of British Columbia)

[CUSIP No. [●]

ISIN No. [●]]

Warrant Certificate Number: [●]	Representing [●] Warrants to purchase Subordinate Voting Shares or Restricted Voting Shares

THIS CERTIFIES that, for value received, the registered holder hereof, [●] (the “holder”) is entitled at any time before 5:00 p.m. (Toronto time) (the "Expiry Time") on August 31, 2027 (the “Expiry Date”), subject to acceleration as set out in the Warrant Indenture (as defined below), to acquire the number set forth above (subject to adjustment in certain events) of subordinate voting shares (“Subordinate Voting Shares”) or restricted voting shares (“Restricted Voting Shares”), as determined in accordance with the articles of Glass House Brands Inc. (the “Company”), of the Company, by surrendering to Odyssey Trust Company (the “Warrant Agent”) at its principal office in Calgary, Alberta, this Warrant Certificate with the duly completed and executed Exercise Form endorsed on the back of this Warrant Certificate, and accompanied by payment of US$5.00 per share (subject to adjustment in certain events) (the “Warrant Exercise Price”) by wire transfer, certified cheque, bank draft or money order in lawful money of the United States payable to, or to the order of, the Company at par at the above-mentioned office of the Warrant Agent; provided that all or a portion of any Restricted Voting Shares deliverable upon exercise of the Warrants evidenced hereby may be automatically converted into Limited Voting Shares in accordance with the terms of the Restricted Voting Shares as set forth in the Governing Documents (such Subordinate Voting Shares, Restricted Voting Shares and/or Limited Voting Shares as may be deliverable upon exercise of the Warrants evidenced hereby, collectively, the “Underlying Shares”). The holder of this Warrant Certificate may purchase less than the number of Underlying Shares which he is entitled to purchase on the exercise of the Warrants represented by this Warrant Certificate, in which event a new Warrant Certificate representing the Warrants not then exercised will be issued to the holder.

The Warrants evidenced hereby are exercisable on or before the Expiry Time, after which time the Warrants evidenced hereby shall be deemed to be void and of no further force or effect.

If, at any time prior to the Expiry Date, the Closing Sale Price is equal to or greater than 240% of the then-applicable Exercise Price for a period of 10 trading days in any 15 consecutive trading days, the Company shall be entitled to deliver a written notice to the Warrantholders and to the Warrant Agent, accelerating the Expiry Date of the Warrants to a date that is 30 days following the date of such notice (the “Early Expiry Date”). Any unexercised Warrants shall automatically expire at the Expiry Time on the Early Expiry Date.

This Warrant Certificate represents Warrants of the Company issued or issuable under the provisions of a warrant indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the “Warrant Indenture”) dated as of August 31, 2022, between the Company and the Warrant Agent, as may be amended from time to time, which contains particulars of the rights of the holders of the Warrants and the Company and of the Warrant Agent in respect thereof and the terms and conditions upon which the Warrants are issued and held, all to the same effect as if the provisions of the Warrant Indenture were herein set forth, to all of which the holder of this Warrant Certificate by acceptance hereof assents. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Warrant Indenture. A copy of the Warrant Indenture will be available for inspection at the principal office of the Company in Vancouver, British Columbia. In the event of any conflict between the provisions contained in this Warrant Certificate and the provisions of the Warrant Indenture, the provisions of the Warrant Indenture shall prevail.

A-2

Upon acceptance hereof, the holder hereof hereby expressly waives the right to receive any fractional Underlying Shares upon the exercise hereof in full or in part and further waives the right to receive any cash or other consideration in lieu thereof. The Warrants represented by this Warrant Certificate shall be deemed to have been surrendered, and payment by wire transfer, certified cheque, bank draft or money order shall be deemed to have been made only upon personal delivery thereof or, if sent by post or other means of transmission, upon actual receipt thereof by the Warrant Agent at its office in the City of Calgary, Alberta.

Pursuant to Section 3.4 of the Warrant Indenture, the Warrants may be exercised, in whole or in part, at such time by means of a “cashless exercise”.

Upon due exercise of the Warrants represented by this Warrant Certificate and payment of the Warrant Exercise Price, the Company shall cause to be issued to the person(s) in whose name(s) the Underlying Shares so subscribed for (provided that if the Underlying Shares are to be issued to a person other than the registered holder of this Warrant Certificate, the holder’s signature on the Exercise Form herein shall be guaranteed by a participating Schedule I Canadian chartered bank, or by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program and the holder shall pay to the Company or the Warrant Agent all applicable transfer or similar taxes and the Company shall not be required to issue or deliver certificates evidencing the Underlying Shares unless or until the holder shall have paid the Company or the Warrant Agent the amount of such tax (or shall have satisfied the Company that such tax has been paid or that no tax is due)) are to be issued, the number of Underlying Shares to be issued to such person(s) and such person(s) shall become a holder in respect of such Underlying Shares with effect from the date of such exercise, and upon due surrender of this Warrant Certificate and all other documentation required, the Warrant Agent shall cause the issuance of a certificate(s) representing such Underlying Shares to be issued within three (3) Business Days (or, if earlier, the standard settlement period for the primary Eligible Market on which the Subordinate Voting Shares are traded) after the exercise of the Warrants (or portion thereof) represented hereby.

Neither the Warrants represented by this Warrant Certificate nor the Underlying Shares issuable upon exercise hereof have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any applicable U.S. state securities laws. These Warrants may not be exercised in the United States, or by or for the account or benefit of, a U.S. Person or a person in the United States unless this security and the Underlying Shares issuable upon exercise of this security have been registered under the U.S. Securities Act and applicable state securities legislation, or an exemption from such registration requirements is available. Certificates representing Underlying Shares issued in the United States or to U.S. Persons will bear a legend restricting the transfer and exercise of such securities under applicable United States federal and state securities laws. “United States” and “U.S. person” are as defined in Regulation S under the U.S. Securities Act.

The holder acknowledges that the Warrants represented by this Warrant Certificate and the Underlying Shares issuable upon exercise hereof may be offered, sold or otherwise transferred only in compliance with all applicable securities laws.

A-3

No transfer of any Warrant will be valid unless entered on the register of transfers, upon surrender to the Warrant Agent of the Warrant Certificate evidencing such Warrant, duly endorsed by, or accompanied by a transfer form or other written instrument of transfer in form satisfactory to the Warrant Agent executed by the registered holder or their executors, administrators or other legal representatives or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent. Subject to the provisions of the Warrant Indenture and upon compliance with the reasonable requirements of the Warrant Agent, Warrant Certificates may be exchanged for Warrant Certificates representing in the aggregate an equal number of Warrants. The Company and the Warrant Agent may treat the registered holder of this Warrant Certificate for all purposes as the absolute owner hereof. The holding of the Warrants represented by this Warrant Certificate shall not constitute the holder hereof a holder of Underlying Shares nor entitle him to any right or interest in respect thereof except as herein and in the Warrant Indenture expressly provided.

The Warrant Indenture provides for adjustment in the number of Underlying Shares to be delivered upon exercise of the right of purchase hereby granted and to the Warrant Exercise Price in certain events therein set forth.

The Warrant Indenture contains provisions making binding upon all holders of Warrants outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments in writing signed by the Warrantholders holding a specified percentage of the then outstanding Warrants.

The Warrants and the Warrant Indenture shall be governed by and performed, construed and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and shall be treated in all respects as British Columbia contracts. Time shall be of the essence hereof and of the Warrant Indenture.

The Company may from time to time at any time prior to the Expiry Time purchase any of the Warrants by private agreement or otherwise.

This Warrant Certificate shall not be valid for any purpose until it has been certified by or on behalf of the Warrant Agent for the time being under the Warrant Indenture.

All dollar amounts herein are expressed in the lawful money of the United States.

A-4

IN WITNESS WHEREOF the Company has caused this Warrant Certificate to be signed by its duly authorized officer as of this         day of                         , 2022.

GLASS HOUSE BRANDS INC.

By:
Authorized Signing Officer

Certified this day of , 2022

ODYSSEY TRUST COMPANY

By:
Authorized Signing Officer

[Signature Page to Form of Warrant Certificate]

EXERCISE FORM

TO:	GLASS HOUSE BRANDS INC.
c/o ODYSSEY TRUST COMPANY
1230 – 300 5th Avenue S.W.
Calgary, Alberta T2P 3C4

The undersigned holder of the within Warrants hereby irrevocably exercises the right of such holder to be issued and hereby subscribes for                          [Subordinate Voting Shares/Restricted Voting Shares]1 of Glass House Brands Inc. (the “Company”) at the Warrant Exercise Price referred to in the attached Warrant Certificate on the terms and conditions set forth in such certificate and the Warrant Indenture and encloses herewith a certified cheque, bank draft or money order in lawful money of the United States, or transmits a wire transfer, payable to, or to the order of, the Company at par in payment in full of the subscription price of the Underlying Shares hereby subscribed for.

Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the warrant indenture between the Company and Odyssey Trust Company dated August 31, 2022 (the “Warrant Indenture”).

(Please check the ONE box applicable):

☐	1.	The undersigned certifies that it (i) is not in the United States and is not a “U.S. Person”, within the meaning of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), (ii) is not exercising this Warrant for the account or benefit of any U.S. Person or any person in the United States, (iii) did not execute or deliver this Exercise Form within the United States and (iv) has in all other aspects complied with the terms of Regulation S under the U.S. Securities Act; OR

☐	2.	if the undersigned holder is (i) a holder in the United States, (ii) a U.S. Person, (iii) a person exercising the Warrants for the account or benefit of a U.S. Person or a person in the United States, (iv) executing or delivering this exercise form in the United States or (v) requesting delivery of the Underlying Shares in the United States, the undersigned holder has delivered to the Company and the Company’s transfer agent (a) a completed and executed U.S. Purchaser Letter in substantially the form attached to the Warrant Indenture as Schedule B or a Qualified Institutional Buyer Letter in substantially the form attached to the Warrant Indenture as Schedule D or (b) an opinion of counsel (which will not be sufficient unless it is in form and substance reasonably satisfactory to the Company and the Company’s transfer agent) to the effect that with respect to the Underlying Shares to be delivered upon exercise of the Warrants, the issuance of such securities has been registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration requirements is available.

1 U.S. Persons will receive Restricted Voting Shares. Non-U.S. Persons will receive Subordinate Voting Shares.

A-5

The undersigned hereby directs that the said Underlying Shares be issued as follows:

☐	Check here if electing cashless exercise.

☐	Check here if requesting delivery of such Underlying Shares as a certificate pursuant to the following instructions:

NAME(S) IN FULL	ADDRESS(ES)	NUMBER OF UNDERLYING SHARES

☐	Check here if requesting delivery of such Underlying Shares electronically with The Canadian Depository for Securities as follows:

Registration:	CDS & Co., 85 Richmond Street West, Toronto, ON
CDS Participant:
CUID Number:
Deposit ID:
Contact Name, Phone & Email:

NOTE TO BROKER: DEPOSIT SHOULD BE KEYED INTO CDS AS AN INSTANT DEPOSIT

(Please print. If securities are issued to a person other than the registered Warrantholder, the holder must complete the transfer form and pay to the Warrant Agent all applicable taxes and the signature of the holder must be guaranteed by a participating Schedule I Canadian chartered bank, or by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program).

DATED this                day of                   , 20      .

Signature of Warrantholder	Signature Guarantee

Print name

Address

☐	Please check this box if the securities are to be delivered at the office where these Warrants are surrendered, failing which the securities will be mailed. Due to the COVID-19 outbreak, pick-up at the office of the Warrant Agent may not be possible. Warrantholders selecting this option should contact the Warrant Agent to confirm availability of pick-up.

A-6

NOTES:

1.	Certificates will not be registered or delivered to an address in the United States unless Box 2 or 3 above is checked.

2.	If Box 2 is checked, holders are encouraged to contact the Company in advance to determine that the legal opinion tendered in connection with exercise will be satisfactory in form and substance to the Company and the Company’s transfer agent.

A-7

TRANSFER FORM

TO:	GLASS HOUSE BRANDS INC.
c/o ODYSSEY TRUST COMPANY
1230 – 5th Avenue S.W.
Calgary, Alberta T2P 3C4

FOR VALUE RECEIVED, the undersigned transferor hereby sells, assigns and transfers unto

(Transferee)

(Address)

                       Warrants represented by this Warrants Certificate and hereby irrevocably constitutes and appoints                     as its attorney with full power of substitution to transfer the said securities on the appropriate register of the Warrant Agent.

In the case of a Warrant Certificate that contains a U.S. restrictive legend, the undersigned hereby represents, warrants and certifies that (one only of the following must be checked):

☐	(A)	the transfer is being made only to Glass House Brands Inc. (the “Company”);

☐	(B) the transfer is being made outside the United States in accordance with Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and in compliance with any applicable local securities laws and regulations and the holder has provided herewith a declaration in substantially the form attached as Schedule C to the Warrant Indenture or in such form as the Company may prescribe from time to time, or

☐	(C) the transfer is being made within the United States or to, or for the account or benefit of, a U.S. Person or a person in the United States, in accordance with a transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws, and the undersigned has furnished to the Company and the Warrant Agent an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Company and the Warrant Agent to such effect.

In the case of a Warrant Certificate that does not contain a U.S. restrictive legend, if the proposed transfer is to, or for the account or benefit of, a U.S. Person or a person in the United States, the undersigned hereby represents, warrants and certifies that the transfer of the Warrants is being completed pursuant to an exemption from the registration requirements of the U.S. Securities Act and any applicable state securities laws, in which case the undersigned has furnished to the Company and the Warrant Agent an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Company and the Warrant Agent to such effect.

☐	(D) If transfer is to, or for the account or benefit of, a U.S. Person or a person in the United States, check this box.

A-8

In the event this transfer of the Warrants represented by this Warrant Certificate is to, or for the account or benefit of, a U.S. Person or a person in the United States, the undersigned acknowledges and agrees that the Warrant Certificate(s) representing such Warrants issued in the name of the transferee will be endorsed with the legend required by Section 2.7(2) and 2.7(3) of the Indenture, unless the U.S. Person or person in the United States is a Qualified Institutional Buyer and has executed and delivered a Qualified Institutional Buyer Letter to the Company and the Warrant Agent.

Warrants shall only be transferable in accordance with the Warrant Indenture and all applicable laws.

DATED this                    day of               , 20        .

SPACE FOR GUARANTEES OF SIGNATURES (BELOW))
)
)
	)	Signature of Transferor
)
)
)
)
)
)

)
Guarantor’s Signature/Stamp	)	Name of Transferor

A-9

REASON FOR TRANSFER – For US Residents only (where the individual(s) or corporation receiving the securities is a US resident). please select only one (see instructions below).

☐ Gift	☐ Estate	☐ Private Sale	☐ Other (Or No Change In Ownership)

Date of Event (Date of Gift, Death or Sale):	Value Per Warrant on the Date of Event:

☐ CAD OR ☐

USD

CERTAIN REQUIREMENTS RELATING TO TRANSFERS – READ CAREFULLY

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. All securityholders or a legally authorized representative must sign this form. The signature(s) on this form must be guaranteed in accordance with the transfer agent’s then current guidelines and requirements at the time of transfer. Notarized or witnessed signatures are not acceptable as guaranteed signatures. As at the time of closing, you may choose one of the following methods (although subject to change in accordance with industry practice and standards):

•	Canada or the USA: A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words “Medallion Guaranteed”, with the correct prefix covering the face value of the certificate.

•	Canada: A Signature Guarantee obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust. The Guarantor must affix a stamp bearing the actual words “Signature Guaranteed”, sign and print their full name and alpha numeric signing number. Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisse Populaires unless they are members of a Medallion Signature Guarantee Program. For corporate holders, corporate signing resolutions, including certificate of incumbency, are also required to accompany the transfer, unless there is a “Signature & Authority to Sign Guarantee” Stamp affixed to the transfer (as opposed to a “Signature Guaranteed” Stamp) obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a Medallion Signature Guarantee with the correct prefix covering the face value of the certificate.

•	Outside North America: For holders located outside North America, present the certificates(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be over-guaranteed.

OR

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. The signature(s) on this form must be guaranteed by an authorized officer of Royal Bank of Canada, Scotia Bank or TD Canada Trust whose sample signature(s) are on file with the transfer agent, or by a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: “SIGNATURE GUARANTEED”, “MEDALLION GUARANTEED” OR “SIGNATURE & AUTHORITY TO SIGN GUARANTEE”, all in accordance with the transfer agent’s then current guidelines and requirements at the time of transfer. For corporate holders, corporate signing resolutions, including certificate of incumbency, will also be required to accompany the transfer unless there is a “SIGNATURE & AUTHORITY TO SIGN GUARANTEE” Stamp affixed to the Form of Transfer obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a “MEDALLION GUARANTEED” Stamp affixed to the Form of Transfer, with the correct prefix covering the face value of the certificate.

A-10

REASON FOR TRANSFER – FOR US RESIDENTS ONLY

Consistent with US Treasury Regulations, Odyssey Trust Company is required to request cost basis information from US securityholders. Please indicate the reason for requesting the transfer as well as the date of event relating to the reason. The event date is not the day in which the transfer is finalized, but rather the date of the event which led to the transfer request (i.e., date of gift, date of death of the securityholder, or the date the private sale took place).

A-11

SCHEDULE B

FORM OF U.S. PURCHASER CERTIFICATION UPON EXERCISE OF WARRANTS

TO:	GLASS HOUSE BRANDS INC.
c/o ODYSSEY TRUST COMPANY
1230 – 5th Avenue S.W.
Calgary, Alberta T2P 3C4

The undersigned is delivering this letter in connection with the purchase of subordinate voting shares, restricted voting shares and/or limited voting shares (collectively, the “Underlying Shares”), as the case may be, of Glass House Brands Inc., a corporation incorporated under the laws of the Province of British Columbia (the “Company”), upon the exercise of warrants of the Company (“Warrants”), issued under that certain warrant indenture dated as of August 31, 2022 between the Company and Odyssey Trust Company.

The undersigned hereby confirms that:

(a)	the undersigned is an “accredited investor” (satisfying one or more of the following criteria set forth in Rule 501 (a) of Regulation D under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) – please check ☑ all that apply):

☐	Any bank as defined in Section 3(a)(2) of the U.S. Securities Act or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to Section 15 of the U.S. Securities Exchange Act of 1934 or any insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; any investment company registered under the U.S. Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the U.S. Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees if such plan has total assets in excess of US$5,000,000; any employee benefit plan within the meaning of the U.S. Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of US$5,000,000, or, if a self-directed plan, with investment decisions made solely by persons that are “accredited investors,” as such term is defined in Rule 501 of Regulation D of the U.S. Securities Act (which definition, as it applies to certain natural persons, has been amended by the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act);

☐	Any private business development company as defined in Section 202(a)(22) of the U.S. Investment Advisers Act of 1940;

☐	Any organization described in Section 501(c)(3) of the U.S. Internal Revenue Code, corporation, limited liability company, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of US$5,000,000;

B-1

☐	Any trust with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person (being defined as a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment);

☐	Any director, executive officer or general partner of the Company;

☐	A natural person whose individual net worth, or joint net worth with that person’s spouse, at the time of his or her purchase exceeds US$1,000,000 (note: for the purposes of calculating net worth: (i) the person’s primary residence shall not be included as an asset; (ii) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale and purchase of securities contemplated by the accompanying Warrant Exercise Form, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of the sale and purchase of securities contemplated by the accompanying Warrant Exercise Form exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (iii) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence shall be included as a liability);

☐	Any natural person who had an individual income in excess of US$200,000 in each of the two most recent years or joint income with that person’s spouse in excess of US$300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year; or

☐	Any entity in which each of the equity owners meets the requirements of one of the above categories - if this category is selected you must identify each equity owner and provide statements from each demonstrating how they qualify as an accredited investor.

(b)	the undersigned is purchasing the Underlying Shares for the undersigned’s own account for investment purposes;

(c)	the undersigned has such knowledge and experience in financial and business matters that the undersigned is capable of evaluating the merits and risks of purchasing the Underlying Shares;

(d)	the undersigned is not acquiring the Underlying Shares with a view to distribution thereof or with any present intention of offering or selling any of the Underlying Shares, except (A) to the Company, (B) outside the United States in accordance with Rule 904 under the U.S. Securities Act, or (C) in accordance with Rule 144 under the U.S. Securities Act, if available, and in compliance with applicable state securities laws;

(e)	the undersigned acknowledges that the undersigned has had access to such financial and other information as the undersigned has deemed necessary in connection with the undersigned’s decision to exercise the Warrants and purchase the Underlying Shares;

B-2

(f)	the undersigned acknowledges that the undersigned is not purchasing the Underlying Shares as a result of any general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising; and

(g)	the funds representing the purchase price for the Underlying Shares which will be advanced by the undersigned to the Company will not represent proceeds of crime for the purposes of the United States Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (the “PATRIOT Act”), and the undersigned acknowledges that the Company may in the future be required by law to disclose the undersigned’s name and other information relating to the exercise of the Warrants and the undersigned’s subscription hereunder, on a confidential basis, pursuant to the PATRIOT Act. No portion of the purchase price to be provided by the undersigned (i) has been or will be derived from or related to any activity that is deemed criminal under the laws of the United States of America, or any other jurisdiction, or (ii) is being tendered on behalf of a person or entity who has not been identified to or by the undersigned, and we shall promptly notify the Company if we discover that any of such representations ceases to be true and provide the Company with appropriate information in connection therewith.

The undersigned understands that the Underlying Shares are being offered in a transaction not involving any public offering within the United States within the meaning of the U.S. Securities Act, and that the Underlying Shares have not been and will not be registered under the U.S. Securities Act.

The undersigned further understands that, unless the undersigned is a Qualified Institutional Buyer and has executed and delivered a Qualified Institutional Buyer Letter to the Company and the Warrant Agent, any Underlying Shares acquired by us will be in the form of definitive physical certificates and that such certificates will bear a legend reflecting the fact that we will not offer, sell or otherwise transfer any of the Underlying Shares, directly or indirectly, unless (i) the sale is to the Company; (ii) the sale is made outside the United States in compliance with the requirements of Rule 904 of Regulation S under the U.S. Securities Act; or (iii) the sale is made (A) pursuant to an exemption from registration under the U.S. Securities Act provided by Rule 144 thereunder, if available, and in compliance with any applicable state securities laws or (B) pursuant to a transaction that does not require registration under the U.S. Securities Act or applicable state securities laws, and in the case of each of (A) and (B), the seller has furnished to the Company an opinion to such effect from counsel of recognized standing reasonably satisfactory to the Company prior to such offer, sale or transfer.

B-3

The undersigned acknowledges that you will rely upon our confirmations, acknowledgements and agreements set forth herein, and the undersigned agrees to notify you promptly in writing if any of the undersigned’s representations or warranties herein ceases to be accurate or complete.

DATED this        day of             , 20      .

Signature of individual (if purchaser is an individual)

Authorized signatory (if purchaser is not an individual)

Name of Purchaser (please print)

Name of authorized signatory (please print)

Official capacity of authorized signatory (please print)

B-4

SCHEDULE C

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:	Odyssey Trust Company as Warrant Agent/Registrar and transfer agent for the shares of Glass House Brands Inc. (the “Corporation”)

The undersigned (A) acknowledges that the sale of the                           [warrants/subordinate voting shares/restricted voting shares/limited voting shares in the capital] of the Corporation represented by certificate number                             or held in Direct Registration System (DRS) account number                               , to which this declaration relates, is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and (B) certifies that (1) the undersigned is not an “affiliate” (as defined in Rule 405 under the U.S. Securities Act) of the Corporation (except solely by virtue of being an officer or director of the Corporation) or a “distributor”, as defined in Regulation S, or an affiliate of a “distributor”; (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of the Toronto Stock Exchange, the TSX Venture Exchange, the Canadian Securities Exchange or another designated offshore securities market within the meaning of Rule 902(b) of Regulation S under the U.S. Securities Act, and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States; (3) neither the seller nor any affiliate of the seller nor any person acting on their behalf has engaged in any directed selling efforts in connection with the offer and sale of such securities; (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act); (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of Regulation S under the U.S. Securities Act with fungible unrestricted securities; and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or a scheme to evade the registration provisions of the U.S. Securities Act. Unless otherwise specified, terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

Dated:

X
Signature of individual (if Seller is an individual)

X
Authorized signatory (if Seller is not an individual)

Name of Seller (please print)

Name of authorized signatory (please print)

Official capacity of authorized signatory (please print)

C-1

Affirmation by Seller’s Broker-Dealer
(Required for sales pursuant to Section (B)(2)(b) above)

We have read the representations of our customer                  (the “Seller”) contained in the foregoing Declaration for Removal of Legend, dated                           , 20 , with regard to the sale, for such Seller’s account, of      [warrants/subordinate voting shares/restricted voting shares/limited voting shares] (the “Securities”) of the Corporation represented by certificate number                               or held in Direct Registration System (DRS) account number                                  . We have executed sales of the Securities pursuant to Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), on behalf of the Seller. In that connection, we hereby represent to you as follows:

(1)	no offer to sell Securities was made to a person in the United States;

(2)	the sale of the Securities was executed in, on or through the facilities of the Toronto Stock Exchange, the TSX Venture Exchange, the Canadian Securities Exchange or another designated offshore securities market (as defined in Rule 902(b) of Regulation S under the U.S. Securities Act), and, to the best of our knowledge, the sale was not pre-arranged with a buyer in the United States;

(3)	no “directed selling efforts” were made in the United States by the undersigned, any affiliate of the undersigned, or any person acting on behalf of the undersigned; and

(4)	we have done no more than execute the order or orders to sell the Securities as agent for the Seller and will receive no more than the usual and customary broker’s commission that would be received by a person executing such transaction as agent.

For purposes of these representations: “affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the undersigned; “directed selling efforts” means any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Securities (including, but not be limited to, the solicitation of offers to purchase the Securities from persons in the United States); and “United States” means the United States of America, its territories or possessions, any State of the United States, and the District of Columbia.

Legal counsel to the Corporation shall be entitled to rely upon the representations, warranties and covenants contained herein to the same extent as if this affirmation had been addressed to them.

Date:

Name of Firm

By:
Authorized Signatory

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SCHEDULE D

QUALIFIED INSTITUTIONAL BUYER LETTER

U.S. WARRANTHOLDERS THAT ARE QUALIFIED INSTITUTIONAL BUYERS MUST REVIEW AND COMPLETE THE FOLLOWING QUALIFIED INSTITUTIONAL BUYER LETTER:

TO:	Glass House Brands Inc. (the “Company”)

AND TO:	Odyssey Trust Company (the “Warrant Agent”)

The undersigned is delivering this letter in connection with the purchase of warrants of the Company (the "Warrants") or subordinate voting shares of the Company (the “Subordinate Voting Shares”), restricted voting shares of the Company (“Restricted Voting Shares”) and/or limited voting shares of the Company (“Limited Voting Shares” and together with the Warrants, the Subordinate Voting Shares and the Restricted Voting Shares, the “Securities”), issued under the warrant indenture dated as of [●], 2022 between the Company and the Warrant Agent.

(a)	It is a Qualified Institutional Buyer and is authorized to consummate the purchase of the Securities.

(b)	It is aware that the Securities have not been and will not be registered under the U.S. Securities Act or any state securities or “Blue Sky” laws, and that the offer and sale of the Securities to it is being made in reliance on the exemption from registration provided by Rule 506(b) of Regulation D and similar registration exemptions under applicable state securities or “Blue Sky” laws.

(c)	It is acquiring the Securities for its own account or for the account of one or more Qualified Institutional Buyer(s) with respect to which it exercises sole investment discretion and not with a view to any resale, distribution or other disposition of the Securities in violation of United States federal or state securities laws.

(d)	It acknowledges that it has not purchased the Securities as a result of any “directed selling efforts” (as defined in Regulation S) or any “general solicitation” or “general advertising” (as those terms are used in Regulation D), including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the Internet, or broadcast over radio, television or on the Internet, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

(e)	It understands and acknowledges that the Securities acquired by it in the United States will be considered “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act (“Restricted Securities”). To induce the Company to issue the Securities to the undersigned without a U.S. Securities Act restrictive legend, the undersigned represents, warrants and covenants to the Company as follows (collectively, the “Restricted Security Agreements”): (i) if in the future it decides to offer, sell, pledge, or otherwise transfer, directly or indirectly, any of the Securities it will do so only: (A) to the Company (though the Company is under no obligation to purchase any such securities) or (B) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws or regulations; (ii) the Securities will not be offered, sold, pledged or otherwise transferred, directly or indirectly, in the United States or to, or for the account or benefit of, U.S. Persons; (iii) it will cause any CDS participant holding the Securities on its behalf and the beneficial purchaser of the Securities to comply with the Restricted Security Agreements; and (iv) for so long as the Securities constitute Restricted Securities, it will not deposit any of the Securities into the facilities of the Depository Trust Company, or a successor depository within the United States, or arrange for the registration of any of the Securities with Cede & Co. or any successor thereto.

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(f)	It consents to the Company making a notation on their records or giving instruction to the registrar and transfer agent of the Company in order to implement the restrictions on transfer and exercise with respect to the Securities set forth and described herein.

(g)	It acknowledges that the Securities will not be represented by certificates that bear a U.S. restricted legend or identified by a restricted CUSIP number in reliance on the acknowledgments, representations and agreements of the undersigned contained herein, including the Restricted Security Agreements set forth above.

(h)	It acknowledges that the Securities may only be held in an account at CDS or a successor depository in Canada, and shall not be held in an account at the Depository Trust Company, or a successor depository within the United States.

(i)	It has implemented, or shall immediately implement, appropriate internal controls and procedures to ensure that the Securities shall be properly identified in its records as “Restricted Securities” that are subject to the transfer restrictions set forth herein notwithstanding the absence of a U.S. restrictive legend. The representative of the undersigned whose signature appears below confirms that he or she has informed the appropriate legal or compliance personnel within their organization regarding the matters set forth in this paragraph.

(j)	It understands and acknowledges that the Company is not obligated to file, and has no present intention of filing with the U.S. Securities and Exchange Commission or with any state securities regulatory authority any registration statement in respect of resales of the Securities.

(k)	It understands and acknowledges that the financial statements of the Company have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differ in some respects from United States generally accepted accounting principles, and thus may not be comparable to financial statements of United States companies.

(l)	It acknowledges that it has been independently advised as to, or acknowledges that it is aware, and understands that the acquisition, holding and disposition of the Securities may have tax consequences under the laws of both the United States and Canada, confirms that no representation has been made to it by or on behalf of the Company with respect thereto, and acknowledges and understands that it is its sole responsibility to determine and assess such tax consequences as may apply to its particular circumstances.

(m)	The undersigned represents and warrants that (a) the funds representing the subscription price for the Securities which will be advanced by it to the Company will not represent proceeds of crime for the purposes of the United States Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act (the “PATRIOT Act”), and it acknowledges that the Company may in the future be required by law to disclose its name and other information relating to the Offering and the its subscription hereunder, on a confidential basis, pursuant to the PATRIOT Act, and (b) no portion of the subscription price to be provided by it (i) has been or will be derived from or related to any activity that is deemed criminal under the laws of the United States of America or any other jurisdiction, or (ii) is being tendered on behalf of a person or entity that has not been identified to or by it, and it shall promptly notify the Company if it discovers that any of such representations ceases to be true and provide the Company with appropriate information in connection therewith.

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(n)	The undersigned is aware that its ability to enforce civil liabilities under the United States federal securities laws may be affected adversely by, among other things: (i) the fact that the Company is organized under the laws of the Province of British Columbia; (ii) some or all of the directors and officers may be residents of countries other than the United States; and (iii) all or a substantial portion of the assets of the Company and such persons may be located outside the United States.

(o)	The Company has provided to it the opportunity to ask questions and receive answers concerning the terms and conditions of the Offering and it has had access to such information concerning the Company as it has considered necessary or appropriate in connection with its investment decision to acquire the Securities and that any answers to questions and any request for information have been complied with to the undersigned’s satisfaction. The undersigned has such knowledge and experience in financial and business matters as to be capable of evaluating independently the merits and risks of its investment and it, and any account for which it is acting, is able to bear the economic risk of loss of its investment in the Securities.

(p)	The office or other address of the undersigned at which the undersigned received and accepted the offer to purchase the Securities is the address listed below.

(q)	The provisions of this Qualified Institutional Letter will be true and correct as of the date of purchase of the Securities and any exercise of the Warrant and will survive after the date of execution of this letter.

DATED at                                           this                day of                           , 2022.

Name of Entity

Type of Entity

X
Signature of Person Signing

Print or Type Name and Title of Person Signing

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